_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  30 September 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Plc
Financial Statements for the year ended 30 June 2003 (part 2 of 3)

Notes to Financial Statements continued

14 Tangible fixed assets
		Plant	Other	Assets	Exploration
	Land and	and	mineral	under	and
	buildings	equipment	assets	construction	evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost or valuation
At the beginning of the financial year	2 461	24 788	7 161	2 771	479	37 660
Additions	159	487	94	2 303	141	3 184
Disposals	(43)	(75)	(6)	-	(15)	(139)
Demerger or disposals of subsidiaries	(584)	(4 303)	(367)	(210)	(86)	(5 550)
Exchange variations	12	417	41	-	-	470
Transfers and other movements	255	1 489	(61)	(1 601)	(32)	50
At the end of the financial year	2 260	22 803	6 862	3 263	487	35 675
Depreciation
At the beginning of the financial year	1 179	13 154	2 800	210	138	17 481
Charge for the year	98	1 230	305	-	13	1 646
Impairments for the year	6	48	-	-	9	63
Disposals	(25)	(34)	(4)	-	(5)	(68)
Demerger or disposals of subsidiaries	(385)	(2 621)	(367)	(210)	(86)	(3 669)
Exchange variations	10	343	30	-	-	383
Transfers and other movements	48	62	(81)	-	1	30
At the end of the financial year	931	12 182	2 683	-	70	15 866
Net book value at the end of the financial year	1 329	10 621	4 179	3 263	417	19 809
Net book value at the beginning of the financial year	1 282	11 634	4 361	2 561	341	20 179

Included within the net book value of other mineral assets is US$534 million (2002: US$530 million) of deferred overburden removal costs.

Included in the additions for exploration and evaluation is US$100 million (2002: US$147 million) of capitalised exploration expenditure.

Included within the amounts above for plant and equipment are assets held under finance leases with a net book value of US$55 million (2002: US$65 million). Depreciation charged on these assets during the year ended 30 June 2003 totalled US$9 million (2002: US$9 million).

Included within the amounts set out above are assets with a net book value of US$821 million, which has been recorded at a Directors' valuation in prior periods. Under the transitional rules of FRS 15 'Tangible Fixed Assets' which was adopted in the year ended 30 June 1999, these valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations made. The comparable amount determined according to the historical cost convention is US$763 million. The additional depreciation charge attributable to the revaluation for 2003 is US$5 million (2002: US$5 million).

Included within tangible fixed assets at 30 June 2003 is capitalised interest with a net book value of US$456 million (2002: US$362 million).
		Long
	Freehold	leasehold	Total
	US$M	US$M	US$M
The net book value of land and buildings can be analysed as follows:
At 30 June 2003	1 268	61	1 329
At 30 June 2002	1 187	95	1 282

The analysis of tangible fixed assets between categories has been restated from the amounts previously disclosed to better reflect the nature of certain assets.

15 Fixed asset investments
	Investment		Loans			Other
	in joint	Investment	to joint	Loans to	Own	fixed asset
	ventures	in associates(a)	ventures(b)	associates(a)	shares)(c)	investments)(d)	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
At the beginning of the financial year	1 468	85	421	67	3	496	2 540
Group share of profits less losses	139	25	-	-	-	-	164
Charge for the year	-	-	-	-	-	(10)	(10)
Additions	41	-	34	-	-	3	78
Transfer on demerger of subsidiaries	-	-	-	-	-	94	94
Disposals	-	(110)	(128)	(67)	(1)	(426)	(732)
Demerger or disposal of subsidiaries	(48)	-	(34)	-	-	(9)	(91)
Dividends received	(197)	-	-	-	-	-	(197)
At the end of the financial year	1 403	-	293	-	2	148	1 846

	In aggregate		BHP Billiton Group Share
	2003	2002	2003	2002
	US$M	US$M	US$M	US$M
Net assets of joint ventures can be analysed as follows:
Fixed assets	5 799	5 543	2 152	2 152
Current assets	1 666	1 706	728	750
Liabilities due within one year	(1 101)	(1 302)	(476)	(576)
Liabilities due after more than one year	(2 652)	(2 173)	(1 001)	(858)
Net assets of joint ventures	3 712	3 774	1 403	1 468
Net assets of associates can be analysed as follows:
Fixed assets	-	880	-	220
Current assets	-	196	-	49
Liabilities due within one year	-	(156)	-	(39)
Liabilities due after more than one year	-	(580)	-	(145)
Net assets of associates	-	340	-	85
	In aggregate			BHP Billiton Group Share
	2003	2002	2001	2003	2002	2001
	US$M	US$M	US$M	US$M	US$M	US$M
Profits less losses of joint ventures and
associates can be analysed as follows:
Turnover	4 516	4 252	3 263	1 898	1 872	1 290
Net operating costs	(3 666)	(3 442)	(2 675)	(1 540)	(1 532)	(1 643)
Operating profit/(loss)	850	810	588	358	340	(353)
Profit/(loss) after net interest and taxation	400	520	288	164	225	(468)
Capital commitments				98	116	19

(a) During the financial year the BHP Billiton Group sold its interest in Minera Alumbrera Limited (refer note 1).

(b) Loans to joint ventures includes US$275 million (2002: US$273 million) that are in the form of cash on deposit, with the banks having an equivalent amount on loan to the joint venture.

(c) Own shares comprised the shares of BHP Billiton Plc held by the Group's Employee Share Ownership Trusts (refer note 23 for a description of the Trust). At 30 June 2003, 347 498 shares (2002: 659 882) were held by the Trust with a market value at that date of US$2 million (2002: US$3 million).

(d) The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group's accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2003 (2002: US$nil) in the table above and a market value of US$11 million (2002: US$11 million). Other listed investments had a book value of US$72 million (2002: US$68 million) and a market value of US$77 million (2002: US$82 million).

16 Stocks
	2003	2002
	US$M	US$M
Raw materials and consumables	356	349
Work in progress	384	434
Finished goods	639	674
	1 379	1 457

17 Debtors
	2003	2002
	US$M	US$M
Amounts due within one year
Trade debtors	1 467	1 643
less Provision for doubtful debts	(5)	(13)
Tax recoverable	13	20
Employee Share Plan loans (a)	2	71
Other debtors (b)	624	737
less Provision for doubtful debts	(6)	(3)
Prepayments and accrued income	129	99
	2 224	2 554
Amounts due after one year
Deferred tax	447	480
Employee Share Plan loans (a)	69	64
Other debtors (b)	535	371
Pension prepayments (refer note 27)	270	224
Other prepayments and accrued income	84	58
	1 405	1 197
	3 629	3 751

(a) Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount.

(b) Other debtors includes receivables from joint venture arrangement cash calls, indirect taxes and other long-term financing and reimbursement arrangements.

18 Current asset investments
	2003	2002
	US$M	US$M
Unlisted investments (a)(b)	143	117
	143	117

(a) Unlisted investments include US$104 million (2002: US$61 million) held by the Ingwe Environmental Trust Fund. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe's mines and consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).

(b) Unlisted investments include US$39 million (2002: US$49 million) relating to the BHP Billiton Group's self insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

19 Creditors - amounts falling due within one year
	2003	2002
	US$M	US$M
Bank overdrafts	21	509
Unsecured bank loans (current portion of long-term loans)	230	154
Unsecured bank loans (other short-term loans)	371	197
Total current portion of bank loans and overdrafts	622	860
Debentures	150	706
Secured debt (limited recourse) (refer note 20)	28	35
Unsecured debt (non-recourse)	44	173
Secured debt (non-recourse)	34	-
Commercial paper (a)	138	849
Finance leases	4	2
Other unsecured borrowings	16	21
Other secured borrowings	-	141
Total current portion of debentures and other borrowings	414	1 927
Total borrowings falling due within one year	1 036	2 787

Trade creditors	1 398	1 243
Corporation taxes	322	513
Social security	1	1
Other taxes	36	110
Other creditors and accruals	832	1 081
Deferred income	114	92
Dividends payable	468	402
	4 207	6 229

(a) In accordance with FRS 4 'Capital Instruments', all commercial paper is classified as short-term borrowings though it is backed by medium term facilities. Under US GAAP, this amount would be grouped with non-current borrowings at 30 June 2003 and 30 June 2002. The maturity of US$138 million (2002: US$849 million) of the commercial paper included above as due within one year can be extended beyond one year at the BHP Billiton Group's option.

20 Creditors - amounts falling due after more than one year
	2003	2002
	US$M	US$M
Unsecured bank loans	97	1 345
Total non-current portion of bank loans	97	1 345
Debentures	4 145	2 366
Secured debt (limited recourse) (a)	478	414
Unsecured debt (non-recourse)	754	613
Secured debt (non-recourse)	74	86
Redeemable preference shares (b)	450	450
Finance leases	49	33
Other unsecured borrowings	241	227
Total non-current portion of debentures and other borrowings	6 191	4 189
Total borrowings falling due after more than one year	6 288	5 534

Trade creditors	14	10
Other creditors	181	111
Corporation taxes	21	13
Deferred income	345	319
	6 849	5 987

(a) The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default. The BHP Billiton Group's share of these obligations are guaranteed by BHP Billiton Plc until such time as the project reaches financial completion.

(b) Redeemable preference shares include the following:

BHP Operations Inc: Preferred stock

Auction market preferred stock

600 (2002: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series 'A'

3 000 (2002: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.
	Repayable	Currency	Interest rate %	2003 US$M	2002 US$M
Debt falling due after 5 years is analysed as follows:
Magma long-term borrowing	2009 - 2011	US$	LIBOR	50	50
US$ Bond issue	2007	US$	7.5% fixed	-	12
US$ Bond issue	2012 - 2026	US$	7.0% fixed	1 073	750
Global Bond	2013	US$	LIBOR+0.47%	850	-
Long-term borrowing	2020	US$	6.35% fixed	-	22
Escondida	2008 - 2013	US$	8.3% fixed	29	29
Escondida	2011	US$	LIBOR+0.50%	157	-
Medium term notes	2008	US$	LIBOR+0.78%	391	391
Rio Algom Preferred Securities (a)	2047	US$	9.4% fixed	-	150
Manganese Shareholder loan	2030	US$	LIBOR+2.25%	82	82
Richards Bay Coal Terminal loan	2015	ZAR	interest free	30	23
Eskom loan	2013	ZAR	12.8% fixed	40	46
Mozal - Senior loans	2012 - 2014	US$	7-8% fixed	121	210
Mozal - Senior loans	2012	US$	LIBOR+2.4%	95
Mozal - Subordinated loan	2012	US$	8.46% fixed	46	34
Chrome Alloys long-term borrowing	2015	ZAR	JIBAR+1.4%	3	46
Other		various	various	17	27
				2 984	1 924

For maturity profile of financial liabilities see note 29, Liquidity exposures. For the purpose of that disclosure, financial liabilities include total borrowings falling due within one year US$1 036 million (2002: US$2 787 million), total borrowings falling due after more than one year US$6 288 million (2002: US$5 534 million) and creditors deemed to be financial instruments, payable in cash, of US$117 million (2002: US$17 million).

(a) Classified as current at 30 June 2003 following the exercise, on 27 June 2003, of Rio Algom's option to redeem the Preferred Securities on 7 August 2003.

21 Provisions for liabilities and charges
	Employee Entitlements (a) US$M	Restructuring (b) US$M	Resource Rent tax US$M	Site Rehabilitation (c) US$M	Post- Retirement benefits(d) (note 27) US$M	Deferred Tax US$M	Other US$M	Total US$M
At 1 July 2002	641	125	214	1 613	215	1 587	259	4 654
Amounts capitalized	-	-	-	325	-	-	-	325
Demerger or disposals of subsidiaries	(183)	(1)	-	(1)	-	(237)	(34)	(456)
Charge/(credit) for the year:
Underlying	411	4	(3)	37	50	54	36	589
Discounting	3	-	-	94	-	-	-	97
Exchange variation	51	5	29	-	22	-	35	142
Released during the year	-	-	-	-	-	-	-	-
Exchange variation taken to reserves	1	-	3	15	-	17	1	37
Utilisation	(265)	(28)	-	(84)	(29)	-	(23)	(429)
Transfers and other movements	(32)	(48)	(2)	26	59	(8)	24	19
At 30 June 2003	627	57	241	2 025	317	1 413	298	4 978
At 1 July 2001	603	499	195	1 048	144	1 340	190	4 019
Amounts capitalized	-	-	-	430	-	-	-	430
Disposals	(16)	-	-	(93)	(30)	(46)	(6)	(191)
Charge/(credit) for the year:
Underlying	330	21	3	-	16	261	77	708
Discounting	-	-	-	42	-	-	-	42
Exchange variation	24	5	19	-	(14)	-	13	47
Released during the year	-	(13)	-	(57)	-	-	(15)	(85)
Exchange variation taken to reserves	21	9	2	6	-	32	2	72
Utilisation	(262)	(118)	(6)	(45)	(12)	-	(38)	(481)
Transfers and other movements	(59)	(278)	1	282	111	-	36	93
At 30 June 2002	641	125	214	1 613	215	1 587	259	4 654

(a) The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$313 million will be incurred in the year ending 30 June 2004.

(b) Total provision for restructuring costs is made up of:
	2003	2002
	US$M	US$M
Remediation and site rehabilitation	10	47
Redundancies	22	36
Business terminations (including contract cancellations)	25	42
	57	125

(c) The BHP Billiton Group's activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group's mining and processing facilities along with the decommissioning of offshore oil platforms and infrastructure associated with petroleum activities. At 30 June 2003, US$1 664 million (2002: US$1 276 million) was provided for reclamation and decommissioning costs relating to current operations in the provision for site rehabilitation. Reclamation and decommissioning expenditures generally are expected to be paid over the next 30 years. As stated in the BHP Billiton Group's accounting policy, the BHP Billiton Group's provisions for reclamation and decommissioning are discounted to their net present value. The estimated total site rehabilitation cost (undiscounted) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$3 391 million (2002: US$2 863 million).

In addition, the BHP Billiton Group has certain obligations associated with maintaining several closed sites including remediation activities. At 30 June 2003, US$361 million (2002: US$337 million) and US$10 million (2002: US$47 million) were provided for closed properties and remediation activities in the provisions for site rehabilitation and restructuring, respectively. The main closed site to which this provision relates is Southwest Copper in the US. Certain of the remediation activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability for these matters could vary. The amounts provided for these matters are reviewed periodically based upon the facts and circumstances available at the time and the provisions are updated accordingly. The BHP Billiton Group believes that it is reasonably possible that, due to the nature of the liability and the degree of uncertainty which surrounds them, the liability for these matters could be as much as 50 per cent (2002: 20 per cent) greater than the total amount of US$371 million provided at 30 June 2003 (2002: US$384 million). Details of the more significant remediation sites are discussed below.

Pinal Creek, Arizona, US

BHP Copper Inc ('BHP Copper') is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. On 22 September 2000, the Court-approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring program.

A State consent decree ('the Decree') was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2003 the Group has provided US$22 million (30 June 2002: US$31 million) for its anticipated share of the planned remediation work, based on a range up to US$43 million.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations' proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper's predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$7 million to about US$20 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Hawaii, US

In May 1998, the BHP Billiton Limited Group divested its businesses in Hawaii. The BHP Billiton Limited Group indemnified the buyers for certain past liabilities and has capped this indemnification at less than US$10 million, much of which has now been spent. Following the divestment, the BHP Billiton Limited Group has retained some environmental liabilities for which it has indemnified the buyer and which are uncapped, as described below.

The BHP Billiton Limited Group operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund site. The BHP Billiton Limited Group is currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based correction actions. Site assessment is expected to be completed in 2003 and risk assessment in 2004. Some corrective action is taking place while the assessments are progressing.

Also within the Superfund area is the site of a previous manufactured gas plant. Litigation over a claim brought by a neighbour, Castle & Cooke, asserting that contamination on its property arose from the BHP Billiton Limited controlled site was settled in December 2000. The BHP Billiton Group has engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. Remediation activities have commenced and are ongoing.

The Group's remaining liabilities for its former Hawaii businesses including remediation costs, though uncapped, are currently assessed and accrued at US$11 million (2002: US$12 million).

Newcastle, Australia

On 28 June 2002, the BHP Billiton Group and the New South Wales (NSW) Government executed contracts for the transfer of four properties in the Newcastle area from the Group to the NSW Government. The properties covered by the land transfer are 150 hectares at the former Newcastle Main Steelworks site, 230 hectares at Kooragang Island, 500 hectares at Belmont Sands and 1500 hectares at West Wallsend.

Pursuant to the terms of the contracts the NSW Government agreed to pay the Group US$22 million (net of GST) for the Main Steelworks site. The other properties were transferred to the NSW Government at no cost. The Group will ultimately pay the NSW Government a sum of US$73 million (net of GST) for environmental remediation and monitoring of the former Main Steelworks site and Kooragang Island, industrial heritage interpretation and rail infrastructure relocation on the former Main Steelworks site, of which US$43 million has already been paid.

The transfer of the four properties was conditional, amongst other things, on an indemnity from the NSW Government against responsibility for the remediation of contamination on the Main Steelworks site and Kooragang Island and contamination, which migrates to or is transported off these sites after the date of completion. The Group retains responsibility for any pre-existing environmental liabilities associated with Belmont Sands and West Wallsend and for pre-existing off-site contamination from the former Main Steelworks site and Kooragang Island.

The Group continues to be responsible for demolition at the Main Steelworks site at an estimated cost of approximately US$5 million at 30 June 2003 (2002: US$11 million). The payments to the Government associated with the land transfers and the cost of demolition has been accounted for as part of the Newcastle Steelworks closure. The transfers of the four properties referred to above were completed on 31 July 2002 and the indemnity referred to above is now in place. The Group has also taken out pollution liability insurance to cover certain risks associated with pre-completion environmental liabilities referred to above.

Additionally the Group retains responsibility for certain sediment in the Hunter River adjacent to the former Main Steelworks site. A remediation options study has been completed. The estimated total future costs provided at 30 June 2003 were approximately US$30 million (2002: US$75 million).

Ok Tedi, Papua New Guinea

The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea in February 2002 with the transfer of its 52 per cent equity stake to PNG Sustainable Development Program Limited (Program Company), a development fund that operates for the benefit of the Papua New Guinean people.

The Program Company operates independently and will utilise future dividend payments arising from the BHP Billiton Group's transferred shareholding in Ok Tedi Mining Limited (OTML) to fund current and long-term sustainable development projects in Papua New Guinea, particularly the Western Province.

Following the transfer of BHP Billiton's shareholding, the equity participants in OTML are: PNG Sustainable Development Program Limited (52 per cent); the State of Papua New Guinea (30 per cent) and Inmet Mining Corporation (18 per cent). OTML continues to operate the mine on behalf of the shareholders.

Additionally the withdrawal agreement required cash provisioning by OTML for mine closure and provides a scheme for retention of a responsible and skilled mine management team including transfer of existing BHP Billiton Group Ok Tedi staff to OTML.

The BHP Billiton Group also provides financial support to the Program Company by way of a fully repayable, interest free funding facility of US$100 million for a period of three years (until it has built up its own fund) with repayment arrangements if these are used. As any allocations from the funding facility are fully repayable, BHP Billiton's assessment is that these arrangements do not require provisioning in the BHP Billiton Group's accounts.

The financial support provided by the BHP Billiton Group ensures the Program Company has immediate access to finance for environmental remediation or other capital requirements, in accordance with its shareholder obligations, prior to the accumulation of sufficient funds in the Program Company from future dividend flows.

Following the equity transfer, the BHP Billiton Group no longer benefits financially from the Ok Tedi mine operations and, as a result, the BHP Billiton Group negotiated the agreement for its withdrawal to provide protection from any future liabilities including legal claims. The legal arrangements encompass a series of legal releases, indemnities and warranties that safeguard the BHP Billiton Group's interests following its formal exit from the project.

(d) The provision for post-retirement benefits includes pension liabilities of US$65 million (2002: US$31 million).

22 Called up share capital and contributed equity
	2003	2002	2001
	US$M	US$M	US$M
BHP Billiton Plc
Authorised share capital
3 000 000 000 ordinary shares of US$0.50 each (2002: 3 000 000 000; 2001: 3 000 000 000)	1 500	1 500	1 500
50 000 (2002: 50,000; 2001: 50 000) 5.5% preference shares of Pounds 1 each (a)	-	-	-
1 Special Voting Share (2002: 1; 2001: 1) of US$0.50 (b)	-	-	-
1 Equalisation Share (2002: 1; 2001: 1) of US$0.50 (c)	-	-	-
	1 500	1 500	1 500
Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2002: 2 319 147 885; 2001: 2 319 147 885)	1 234	1 160	1 160
50 000 (2002: 50 000; 2001: 50 000) 5.5% preference shares of Pounds 1 each (a)	-	-	-
1 Special Voting Share (2002: 1; 2001: 1) of US$0.50 (b)	-	-	-
	1 234	1 160	1 160

Number of shares
	2003	2002	2001
Movements in called up fully paid ordinary shares
Opening number of shares	2 319 147 885	2 319 147 885	2 138 032 287
Bonus shares issued (d)	148 999 117	-	-
Shares issued under ordinary share placement (e)	-	-	181 115 598
Closing number of shares	2 468 147 002	2 319 147 885	2 319 147 885
	2003	2002	2001
	US$M	US$M	US$M
BHP Billiton Limited
Paid up contributed equity (f)
3 747 687 775 ordinary shares fully paid (2002: 3 724 893 687; 2001: 3 704 256 885)	1 785	3 143	3 039
240 000 ordinary shares paid to A$1.40 (2002: 320 000; 2001: 385 000) (h)	-	-	-
1 095 000 ordinary shares paid to A$1.36 (2002: 2 305 000; 2001: 3 656 500) (h)	-	-	-
1 Special Voting Share (2002: 1; 2001: 1) (b)	-	-	-
	1 785	3 143	3 039
Number of shares
	2003	2002	2001
Movements in fully paid ordinary shares
Opening number of shares	3 724 893 687	3 704 256 885	1 781 493 241
Shares issued on exercise of Employee Share Plan options (i)	20 165 784	22 955 508	7 798 200
Shares issued on exercise of Performance Rights (i)	918 120	-	150 920
Bonus shares issued (g)	-	-	1 912 154 524
Partly paid shares converted to fully paid (h)	1 710 184	1 815 916	2 660 000
Shares bought back and cancelled (j)	-	(4 134 622)	-
Closing number of shares (k)	3 747 687 775	3 724 893 687	3 704 256 885

(a) Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been beneficially held by J.P. Morgan plc.

(b) Each of BHP Billiton Plc and BHP Billiton Limited issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.

(c) The Equalisation Share was authorised to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.

(d) Upon the demerger of the BHP Steel business in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders to reflect the value distributed to shareholders of BHP Billiton Limited as a result of the demerger (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(e) In September 2000, 235 000 000 ordinary shares were placed at a price of 265 pence per share. The placing comprised 181 115 598 new shares and 53 884 402 shares held under the share repurchase scheme.

(f) Contributed equity decreased by US$1 456 million due to the demerger of BHP Steel in July 2002. This reflected a capital reduction of A$0.69 per share. The demerger resulted in BHP Billiton Limited shareholders being issued one BHP Steel Limited share for every five BHP Billiton Limited shares held.

(g) The DLC merger between BHP Billiton Plc and BHP Billiton Limited was established on 29 June 2001. Under the terms of the DLC merger BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001. Refer to Merger Terms in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'.

(h) 80 000 (2002: 65 000; 2001: 30 000) shares paid to A$1.40 and 1 210 000 (2002: 1 351 500; 2001: 2 630 000) shares paid to A$1.36 were converted to fully paid during 2003. There were no partly paid shares issued during the year (2002: nil; 2001: nil). Including bonus shares, 1 710 184 (2002: 1 815 916; 2001: 2 660 000) shares were issued on conversion of these partly paid shares. 282 000 (2002: 650 000) partly paid shares are entitled to 321 984 (2002: 692 315) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an interim call of A$0.69 per share was made on partly paid shares and the capital reduction amount was applied to meet this call.

(i) The number of shares issued on exercise of options and Performance Rights after 7 July 2001 includes bonus shares.

(j) During the year ended 30 June 2003, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back program. During the year ended 30 June 2002, BHP Billiton Limited repurchased 4 134 622 shares at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.

(k) During the period 1 July 2003 to 9 September 2003, 155 000 Executive Share Scheme partly paid shares were paid up in full, 2 978 357 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options and 813 709 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights.

23 Employee share ownership plans

Summary of BHP Billiton Group employee share ownership plans

The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited.

The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.

The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.
		Number of	Fair value of an
	Number of awards	awards issued	award issued
	outstanding at	during year ended	during year ended
	30 June 2003	30 June 2003	30 June 2003
US$
BHP Billiton Plc employee share awards
Group Incentive Scheme	3 634 251	3 966 768	1.08
Restricted Share Scheme	4 608 382	-	-
Co-Investment Plan	837 450	-	-
BHP Billiton Limited employee share awards
Group Incentive Scheme	7 313 516	7 510 243	1.13
Employee Share Plan (shares)	20 508 095	-	-
Employee Share Plan (options)	37 571 802	67 500	1.22
Executive Share Scheme (partly paid shares)	1 656 984	-	-
Performance Share Plan (LTI)	7 924 676	-	-
Performance Share Plan (MTI)	238 940	-	-
Bonus Equity Share Plan (shares)	856 345	-	-

The following tables relate to awards issued under the BHP Billiton Plc Restricted Share Scheme and BHP Billiton Plc Co-Investment Plan as well as shares and options issued under the BHP Billiton Limited Employee Share Plan, partly paid shares issued under the BHP Billiton Limited Executive Share Scheme, performance rights issued under the BHP Billiton Limited Performance Share Plan, shares issued under the BHP Billiton Limited Bonus Equity Share Plan and awards issued under the BHP Billiton Group Incentive Scheme.
	Restricted Share Scheme awards (a)			Co-Investment Plan awards (b)
	2003	2002	2001	2003	2002	2001
Number of awards issued since the DLC merger (c)	5 657 555	5 657 555		1 023 425	1 023 425
During the financial year
Number of awards remaining at the beginning of the financial year	5 351 690	-		1 000 399	-
Number of awards issued	-	5 657 555		-	1 023 425
Number of awards exercised	(426 604)	(56 568)		(45 415)	(6 525)
Number of awards lapsed	(316 704)	(249 297)		(117 534)	(16 501)
Number of awards remaining at the end of the financial year	4 608 382	5 351 690		837 450	1 000 399
Exercisable	-	-		-	-
Not exercisable	4 608 382	5 351 690		837 450	1 000 399
Number of employees participating in awards issued	-	239		-	126
Market value of awards issued (US$ million) (d)	-	-		-	-
Proceeds from awards issued (US$ million)	-	-		-	-
Number of employees exercising awards	22	8		10	2
Market value of shares on exercise of awards (US$ million)	2	-		-	-

	Group Incentive Scheme Performance			Group Incentive Scheme Performance
	Shares (BHP Billiton Plc) (e)			Shares (BHP Billiton Limited) (e)
	2003	2002	2001	2003	2002	2001
Number of awards issued since commencement of the Plan	3 966 768			7 510 243
During the financial year
Number of awards remaining at the beginning of the financial year	-			-
Number of awards issued	3 966 768			7 510 243
Number of awards exercised	-			-
Number of awards lapsed	(332 517)			(196 727)
Number of awards remaining at the end of the financial year	3 634 251			7 313 516
Exercisable	-			-
Not exercisable	3 634 251			7 313 516
Number of employees participating in awards issued	221			424
Market value of awards issued (US$ million) (d)	-			-
Proceeds from awards issued (US$ million)	-			-
Number of employees exercising awards	-			-
Market value of shares on exercise of awards (US$ million)	-			-
	Employee Share Plan Options (f)			Weighted Average Exercise Price (A$)
	2003	2002	2001	2003	2002	2001
Number of awards issued since commencement of the Plan	178 032 575	177 965 075	163 887 575
During the financial year
Number of awards remaining at the beginning of the financial year	60 994 303	74 588 800	87 217 403	8.29	7.92	7.92
Number of awards issued	67 500	14 077 500	15 244 569	8.95	8.98	9.13
Number of awards exercised	(20 165 784)	(22 955 508)	(16 104 063)	7.25	7.66	7.59
Number of awards lapsed	(3 324 217)	(4 716 489)	(11 769 109)	7.53	7.78	7.73
Number of awards remaining at the end of the financial year	37 571 802	60 994 303	74 588 800	7.81	8.29	7.92
Exercisable	15 899 927	32 297 444	18 643 279	7.03	7.62	7.54
Not exercisable	21 671 875	28 696 859	55 945 521	8.38	9.04	8.06
Number of employees participating in awards issued	1	266	367
Market value of awards issued (US$ million) (d)	-	-	-
Proceeds from awards issued (US$ million)	-	-	-
Number of employees exercising awards	9 857	12 081	9 431
Market value of shares on exercise of awards (US$ million)	121	132	84
Proceeds from exercise of options (US$ million)	83	94	65
	Employee Share Plan Shares (f)			Executive Share Scheme Partly Paid Shares (h)
	2003	2002	2001	2003	2002	2001
Number of awards issued since commencement of the Plan	373 745 102	373 745 102	373 745 102	50 529 280	50 529 280	50 529 280
During the financial year
Number of awards remaining at the beginning of the financial year	45 827 460	62 781 518	87 469 376	3 367 168	5 183 084	8 625 929
Number of awards issued	-	-	-	-	-	-
Number of awards exercised	(25 319 365)	(16 954 058)	(24 687 858)	(1 710 184)	(1 815 916)	(3 442 845)
Number of awards lapsed	-	-	-	-	-	-
Number of awards remaining at the end of the financial year	20 508 095	45 827 460	62 781 518	1 656 984	3 367 168	5 183 084
Exercisable	20 508 095	45 827 460	62 781 518	1 656 984	3 367 168	5 183 084
Not exercisable	-	-	-	-	-	-
Number of employees participating in awards issued				-	-	-
Market value of awards issued (US$ million) (d)				-	-	-
Proceeds from awards issued (US$ million)				-	-	-
Number of employees exercising awards				11	14	15
Market value of shares on exercise of awards (US$ million)				7	8	14
Employee Share Plan Loans outstanding (US$ million) (g)	71	135	166
Proceeds from conversion of partly paid shares (US$ million)				10	10	22

Performance Share Plan
	Performance Rights (i)(j)(k)			Bonus Equity Share Plan Shares (l)
	2003	2002	2001	2003	2002	2001
Number of awards issued since commencement of the Plan	12 679 547	12 679 547	7 152 430	1 016 845	1 016 845
During the financial year
Number of awards remaining at the beginning of the financial year	10 293 469	6 234 311	1 836 241	1 016 845	-
Number of awards issued	-	5 527 117	4 857 130	-	1 016 845
Number of awards exercised	(1 901 694)	(1 235 794)	(459 060)	(135 945)	-
Number of awards lapsed	(228 159)	(232 165)	-	(24 555)	-
Number of awards remaining at the end of the financial year	8 163 616	10 293 469	6 234 311	856 345	1 016 845
Exercisable	-	57 384	-	-	-
Not exercisable	8 163 616	10 236 085	6 234 311	856 345	1 016 845
Number of employees participating in awards issued	-	118	115	-	117
Market value of awards issued (US$ million) (d)	-	-	-	-	-
Proceeds from awards issued (US$ million)	-	-	-	-	-
Number of employees exercising awards	22	21	1	26	-
Market value of shares on exercise of awards (US$ million)	8	6	2	1	-
					Awards outstanding at:
Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Balance date	Date of Directors' Report	Exercise price (m)	Exercise period / release date
Group Incentive Scheme Performance
Shares (BHP Billiton Plc)
November 2002	3 966 768	221	-	332 517	3 634 251	3 556 429	-	July 2005 - June 2008
					3 634 251	3 556 429
Restricted Share Scheme (n)
November 2001(Share awards)	292 577	1	-	169 358	123 219	123 219	-	Nov 2004
October 2001 (Share awards)	4 446 532	197	367 133	384 546	3 694 853	3 572 357	-	Nov 2004
October 2001 (Options)	918 446	41	116 039	12 097	790 310	776 049	-	Oct 2004 - Sept 2008
					4 608 382	4 471 625
Co-Investment Plan (n)
November 2001	100 945	1	-	58 637	42 308	42 298	-	Nov 2003 - April 2006
October 2001	922 480	125	51 940	75 398	795 142	685 369	-	Oct 2003 - March 2006
					837 450	727 667
Group Incentive Scheme Performance
Shares (BHP Billiton Limited)
November 2002	7 510 243	424	-	196 727	7 313 516	7 301 322	-	July 2005 - June 2008
					7 313 516	7 301 322
Employee Share Plan Options
September 2002	67 500	1	-	-	67 500	67 500	A$8.95	Oct 2004 - Sept 2011
November 2001	6 870 500	113	231 387	361 384	6 277 729	5 717 600	A$8.30	Oct 2004 - Sept 2011
November 2001	7 207 000	153	665 913	454 487	6 086 600	5 858 500	A$8.29	Oct 2004 - Sept 2011
December 2000	3 444 587	67	247 812	262 262	2 934 513	2 797 990	A$8.72	July 2003 - Dec 2010
December 2000	2 316 010	59	503 884	155 738	1 656 388	1 645 121	A$8.71	July 2003 - Dec 2010
November 2000	1 719 196	44	245 747	263 701	1 209 748	1 095 783	A$8.28	July 2003 - Oct 2010
November 2000	7 764 776	197	3 892 714	432 665	3 439 397	3 372 926	A$8.27	July 2003 - Oct 2010
April 2000	61 953	3	-	-	61 953	61 953	A$7.60	April 2003 - April 2010
April 2000	937 555	5	-	138 362	799 193	760 473	A$7.60	April 2003 - April 2010
December 1999	413 020	1	-	-	413 020	413 020	A$8.61	April 2002 - April 2009
December 1999	309 765	1	-	-	309 765	309 765	A$7.50	April 2002 - April 2009
October 1999	123 906	6	103 255	20 651	-	-	A$7.57	April 2002 - April 2009
October 1999	105 320	3	14 456	30 976	59 888	59 888	A$7.57	April 2002 - April 2009
July 1999	206 510	1	-	-	206 510	206 510	A$7.60	April 2002 - April 2009
April 1999	44 474 820	45 595	14 343 772	20 669 379	9 461 669	8 365 927	A$6.92	April 2002 - April 2009
April 1999	16 901 398	944	6 055 906	6 257 563	4 587 929	3 458 320	A$6.92	April 2002 - April 2009
April 1998	366 555	16	325 253	41 302	-	-	A$6.45	April 2001 - April 2003
April 1998	289 114	23	268 463	20 651	-	-	A$6.44	April 2001 - April 2003
November 1997	3 261 619	3 501	2 490 511	771 108	-	-	A$6.84	Nov 2000 - Nov 2002
November 1997	16 336 800	16 411	13 658 778	2 678 022	-	-	A$6.84	Nov 2000 - Nov 2002
October 1997	11 234 144	511	11 047 252	186 892	-	-	A$6.73	Oct 2000 - Oct 2002
October 1997	8 243 879	379	7 823 631	420 248	-	-	A$6.73	Oct 2000 - Oct 2002
July 1997	413 020	1	413 020	-	-	-	A$8.49	July 2000 - July 2002
July 1997	816 747	36	673 223	143 524	-	-	A$8.49	July 2000 - July 2002
					37 571 802	34 191 276

					Awards outstanding at:
						Date of
	Number	Number of	Number	Number	Balance	Directors'	Exercise	Exercise period/
Month of issue	issued	recipients	exercised	lapsed	date	Report	price (m)	release date
Performance Share Plan Performance Rights (n)
November 2001 (LTI)	5 114 298	110	239 182	254 046	4 621 070	4 545 816	-	Oct 2004 - Sept 2011
October 2001 (LTI)	173 879	2	-	-	173 879	173 879	-	Oct 2004 - Sept 2011
October 2001(MTI)	238 940	6	-	-	238 940	238 940	-	Oct 2003 - Mar 2006
December 2000 (LTI)	415 510	11	-	-	415 510	319 210	-	July 2003 - Dec 2010
November 2000 (LTI)	4 441 620	104	1 521 126	206 277	2 714 217	2 072 070	-	July 2003 - Oct 2010
March 1999 (LTI)	2 295 300	1	2 295 300	-	-	-	-	Mar 1999 - Mar 2009
					8 163 616	7 349 915
Bonus Equity Share Plan Shares
November 2001	1 016 845	117	135 945	24 555	856 345	852 928	-	Nov 2004 - Oct 2006
					856 345	852 928

Fair valuation of employee share awards (o)

Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the financial year and are measured at grant date.

	2003	2002	2001
	US$	US$	US$
Fair value of a Group Incentive Scheme Performance Share (BHP Billiton Plc)	1.08
Fair value of a Group Incentive Scheme Performance Share (BHP Billiton Limited)	1.13
Fair value of an Employee Share Plan Option	1.22	1.22	1.61
Fair value of a Restricted Share Scheme award		1.65
Fair value of a Co-Investment Plan matching award		2.63
Fair value of a Performance Right (LTI)		1.86	3.70
Fair value of a Performance Right (MTI)		2.97
Fair value of a Bonus Equity Share Plan award (p)		4.76

The fair values of awards granted were estimated using Black-Scholes option pricing techniques. Significant assumptions used in applying this formula were as follows:
	2003	2002	2001
Group Incentive Scheme Performance Shares (BHP Billiton Plc)
Risk free interest rate	4.6%
Estimated life of awards	5 years)(q)
Estimated volatility of share price	20.0%
Estimated per annum lapses due to attrition of participants over term	5.0%)(r)
Dividend yield	2.5%
Group Incentive Scheme Performance Shares (BHP Billiton Limited)
Risk free interest rate	4.6%
Estimated life of awards	5 years)(q)
Estimated volatility of share price	20.0%
Estimated per annum lapses due to attrition of participants over term	5.0%)(r)
Dividend yield	2.5%
Employee Share Plan options
Risk free interest rate	4.8%	4.8%	6.6%
Estimated life of options	5 years)(q)	5 years)(q)	10 years)(q)
Estimated volatility of share price	20.0%	20.0%	30.3%
Estimated amount of dividends per share			A$0.247
Dividend yield	2.2%	2.2%
Restricted Share Scheme awards
Risk free interest rate		4.8%
Estimated life of awards		5 years)(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%
Co-Investment Plan matching awards
Risk free interest rate		4.6%
Estimated life of awards		4 years)(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%
Performance Rights (LTI)
Risk free interest rate		4.8%	6.6%
Estimated life of Performance Rights		5 years)(q)	10 years)(q)
Estimated volatility of share price		20.0%	30.3%
Estimated amount of dividends per share			A$0.247
Dividend yield		2.2%
Performance Rights (MTI)
Risk free interest rate		4.6%
Estimated life of Performance Rights		4 years)(q)
Estimated volatility of share price		20.0%
Dividend yield		2.2%

(a) Awards under the Restricted Share Scheme (RSS) were made at the discretion of the Trustees of the Billiton Employee Share Ownership Trust or by BHP Billiton Plc. In respect of the executive Directors, awards were made on the recommendation of the Remuneration Committee and, in the case of other employees, the Remuneration Committee recommended the level of award following proposals from the Executive Committee. An award takes the form of conditional awards or share options in BHP Billiton Plc and was made subject to performance hurdles that were set by the Remuneration Committee. The Remuneration Committee also recommended the value of the ordinary shares to constitute an award and this value did not exceed 100 per cent of a participant's annual base salary.

Subject to the performance hurdles being met and the extent to which they are met, the award will vest and the participant will become entitled to the appropriate number of ordinary shares, or if relevant entitled to exercise options over the relevant number of ordinary shares. The Employee Share Ownership Trust (ESOP Trust) is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The Trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the RSS. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

If prior to vesting of an award, a participant ceases to be employed because of resignation or termination for cause, that award will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the award will become exercisable depending on the circumstances of cessation.

Awards were made in October 2001 and November 2001 upon the following terms:

(i) one performance hurdle compares BHP Billiton Plc's total shareholder return (TSR) over the performance period with a global comparator group of companies over the same period.

(ii) awards will vest by reference to the relative position of BHP Billiton Plc's TSR compared to the global comparator group of companies.

(iii) if the performance hurdles are not achieved by the end of a three-year period, then 75 per cent of the award lapses. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the award lapses.

(iv) in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc's TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.

(v) the percentage of shares that vest under the RSS will not be greater than the percentage of Performance Rights that can be exercised under the BHP Billiton Limited Performance Share Plan (PSP). The performance hurdles under the PSP are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis for the absolute measure. Refer footnote (i) below.

(vi) awards are not transferable, carry no right to dividends and no voting rights. Where there is a share issue before an award vests, the number of shares that constitute the award is adjusted at the discretion of the Remuneration Committee.

(b)Invitations to participate in the Co-Investment Plan (CIP) were made by the Remuneration Committee to selected employees (including executive Directors) of the BHP Billiton Plc Group. The selected employees were asked to indicate the proportion of their discretionary annual bonus for the current financial year they wished to invest in the CIP subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash was used by the ESOP Trust to acquire ordinary shares in BHP Billiton Plc. These are known as committed shares. Each invitee who acquired committed shares was also granted an award (a matching award) over shares in BHP Billiton Plc. The matching award entitles the participant to acquire a number of shares in BHP Billiton Plc for nil consideration, subject to the satisfaction of performance hurdles and the continuing employment of the participant.

If prior to vesting of a matching award, a participant ceases to be employed because of resignation or termination for cause, the participant's committed shares will be forfeited and the related matching award will also lapse and cease to be exercisable. If a participant ceases to be employed for any other reason, then the entire committed share vests and either all or a proportion of the matching award relevant for the period of cessation will vest, depending on the circumstances of cessation. Awards issued as presented in the preceding tables represents both committed awards and matching awards.

Awards were made in October 2001 and November 2001 upon the following terms:

(i) one performance hurdle compares BHP Billiton Plc's TSR over the performance period with a global comparator group of companies over the same period.

(ii) awards will vest by reference to the relative position of BHP Billiton Plc's TSR compared to the global comparator group of companies.

(iii) the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of shares under matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, committed shares are released together with any shares under the matching award that may have vested. All remaining shares under the matching award lapse.

(iv) the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, committed shares will be released and a number of shares subject to a matching award will vest to the extent the performance hurdles are met. If the performance hurdles have not been met at the end of the second performance period no additional shares under the matching award will vest. However, any shares that vested under the matching award for the first performance period may be exercised and the remaining shares under the matching award that have not vested will lapse.

(v) in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Plc's TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the UK Retail Price Index.

(vi) the percentage of shares under the matching award that vest cannot be greater than the percentage of the matching awards that vest under the BHP Billiton Limited Medium Term Incentive (MTI) plan. The performance hurdles under the MTI are calculated on the same basis as those described above, but using the BHP Billiton Limited TSR compared to the TSR of the same global comparator group, and the Australian Consumer Price Index as the basis of the absolute measure. Refer footnote (j) below.

(vii) awards are not transferable. Awards carry no right to dividends and no voting rights. Where there is a share issue before an award vests, the number of shares that constitute the matching award is adjusted at the discretion of the Remuneration Committee.

(c) All awards issued under the RSS and CIP prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.

(d) Options, Performance Rights and awards issued under the Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable nor are they listed and as such do not have a market value. Refer footnote (o) for estimated fair values.

(e) The Group Incentive Schemes were approved by shareholders at the 2002 Annual General Meeting. The Group granted Performance Shares to participants in November 2002 under transition arrangements of the Schemes, subject to achievement of specified performance hurdles. The Performance Shares granted are subject to meeting the three-year TSR and Earnings Per Share (EPS) performance hurdles at the end of the three-year performance period. The EPS growth threshold will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the higher of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period. The TSR threshold is based on whether the TSR achieved by the peer group companies is greater than the TSR achieved by either BHP Billiton Limited or BHP Billiton Plc (whichever is lower) over the performance period. In essence, TSR is measured by the sum of any increase in share price of, plus dividends paid by, the various companies.

(f) The Employee Share Plan provided eligible employees of BHP Billiton Limited Group with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the Board deemed appropriate. These ordinary shares are issued from share capital. If prior to vesting of an option, a participant ceases to be employed because of resignation or termination for cause, that option will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the options will become exercisable depending on the circumstances of cessation.

Shares and options were issued under the Employee Share Plan on the following terms:

(i) shares were offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10 per cent. The exercise price of an option is the market value less a discount not exceeding 10 per cent.

(ii) where shares were offered, interest free employee loans were made available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of employment or the 20-year period, whichever is earlier.

(iii) at cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position or if immediate payment may cause unnecessary hardship to the employee. The extension will be reviewed periodically. If during the extension period the shares become profitable or the circumstances causing the hardship no longer apply, BHP Billiton Limited will require repayment of the loan or arrange for the sale of those shares.

(iv) each option is granted over one unissued share in BHP Billiton Limited. Following the bonus issue allotment on 9 July 2001, on exercise of each option outstanding as at 29 June 2001, 2.0651 shares were issued. Although the exercise price was unaffected by the bonus share issue, data presented in the preceding tables has been adjusted to reflect the impact of the bonus issue on both the exercise price and the number of shares issued on exercise of options.

(v) the Board of Directors applied performance hurdles to the exercise of options issued in or after April 1999.

(vi) options granted in April 2000 are ten-year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to two comparator groups (ASX 100 index and a global comparator group). BHP Billiton Limited's performance in terms of TSR is measured against both of these groups to determine if performance hurdles have been achieved.

(vii) options granted from November to December 2000 do not become exercisable until after 30 June 2003 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. The options lapse if the hurdles have not been achieved within a two-year period. If the options are exercisable, they lapse ten years after issue.

(viii) options granted in November 2001 do not become exercisable until after 30 September 2004 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the options lapse. The TSR measurement is taken again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, the remaining 25 per cent of the options lapse. If the options are exercisable, they lapse on 30 September 2011.

(ix) options are not transferable. Options carry no right to dividends and no voting rights. Where there is a share issue before an option is exercised, the number of shares awarded on exercise will increase accordingly.

(x) unexercised options will expire at the end of the exercise period.

(g) Classified on the balance sheet as other debtors.

(h) The Executive Share Scheme provided for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited.

Partly paid shares issued under the Executive Share Scheme were issued on the following terms:

(i) only full-time executive employees (including executive Directors) were eligible. Any eligible executive who participated in the Employee Share Plan was ineligible to participate in the Executive Share Scheme.

(ii) shares were offered at an issue price determined by the Board which was not less than a 10 per cent discount nor more than a 10 per cent premium on the current market price (measured over a five-day period).

(iii) the balance outstanding on ordinary shares must be paid not later than 20 years after the date of issue. The balance of the price must also be paid no later than two years after termination of employment, but may be paid at any earlier time chosen by a participant.

(iv) the price payable at the time of compulsory payment may be varied if the market price (adjusted for the effects of any bonus, rights or other issue) is then lower than the issue price.

(v) there is no entitlement to dividends on the Scheme shares while they remain partly paid, unless the Board determines otherwise.

(vi) shares issued under the Scheme prior to June 1996 are eligible immediately (even though partly paid) to participate in bonus, rights or other issues on the same basis as BHP Billiton Limited's other ordinary shares. These bonus shares are held in escrow until the Scheme shares are fully paid.

(vii) in respect of Scheme shares issued after June 1996, the issue of bonus shares will be deferred until the underlying Scheme shares are fully paid. Such bonus shares will not attract or accrue dividends while their issue is deferred. Data as presented in the preceding tables has been adjusted to reflect the impact of the bonus issue which resulted from the DLC merger.

(viii) voting rights attach in proportion to the amount paid up. Full voting rights apply when the shares are fully paid.

(i) Performance Rights have been issued to executive officers under the BHP Billiton Limited Performance Share Plan as long-term incentives (LTI). Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the participant, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the participant requests that they be transferred. If prior to vesting of a Performance Right, a participant ceases to be employed because of resignation or termination for cause, the Performance Right will lapse. If a participant ceases to be employed for any other reason, then either all or a proportion of the Performance Rights will become exercisable depending on the circumstances of cessation.

In addition to the above, Performance Rights were issued on the following terms:

(i) the exercise price of Performance Rights is nil. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights. Where there is a share issue before a Performance Right is exercised, the number of shares awarded on exercise will increase accordingly.

(ii) Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in other specified situations. Generally, Performance Rights lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed in accordance with their terms of issue.

(iii) the performance hurdles attached to Performance Rights issued from November to December 2000 relate to a global comparator group of companies. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement was first taken on 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved within the two years following this date.

(iv) the performance hurdles attached to Performance Rights issued in October and November 2001 relate to a global comparator group of companies. BHP Billiton Limited's performance in terms of TSR is measured against this group of companies and the Australian Consumer Price Index to determine if the performance hurdles have been achieved. If the hurdles are not achieved by 30 September 2004, then 75 per cent of the Performance Rights lapse. The performance hurdles are measured again at 30 September 2005 and 30 September 2006 and, if the hurdles are not achieved, then the remaining 25 per cent of the Performance Rights lapse. The percentage of Performance Rights that vest cannot be greater than the percentage of shares that vest under the RSS. Refer footnote (a) above.

(j) Performance Rights were also issued to executive officers in October 2001 as medium term incentives (MTI) with separate terms from those discussed in (i) above. This had the effect of aligning the remuneration policy applied to the executives of the BHP Billiton Limited Group with that applied to executives of the BHP Billiton Plc Group who are able to participate in the Co-Investment Plan.

The participants indicated the proportion of their incentive plan award for the current financial year to invest as medium term incentives, subject to the minimum and maximum investment limits set by the Remuneration Committee. Within those limits, part of the bonus that would otherwise have been paid in cash was used to acquire Performance Rights. This is known as the committed award.

Each participant who acquired a committed award was also granted a matching award of Performance Rights over shares in BHP Billiton Limited. The matching award entitles participants to acquire a number of shares in BHP Billiton Limited for nil consideration, subject to the satisfaction of performance hurdles and the continuing employment of the participant. If prior to vesting of a matching award, a participant ceases to be employed because of resignation or termination for cause, the participant's committed award will be forfeited, the related matching award will lapse and Performance Rights cease to be exercisable.

If a participant ceases to be employed for any other reason, then the entire committed award vests and either all or a proportion of the Performance Rights under the matching award relevant for the period of cessation will vest, depending on the circumstances of cessation.

The awards have been made on the following terms:

(i) one performance hurdle compares BHP Billiton Limited's TSR over the performance period with the global comparator group of companies over the same period.

(ii) awards will vest by reference to the relative position of BHP Billiton Limited's TSR compared to the global comparator group of companies.

(iii) the vesting of matching awards is determined by reference to two performance periods. The first performance period is two years in length. If the performance hurdles are achieved at the end of the first performance period, the corresponding number of Performance Rights under the matching award will vest. At this time the participant has the option to remain within the plan and enter the second performance period or leave the plan. Should the participant leave the plan at the end of the first performance period, the committed award becomes exercisable together with any Performance Rights under the matching award that may have vested. All remaining Performance Rights under the matching award lapse.

(iv) the second performance period is a further two years. At the end of this two-year period, subject to continuing employment, the committed award becomes exercisable and the corresponding number of Performance Rights subject to a matching award will vest to the extent the performance hurdles are met. If the performance hurdles have not been met at the end of the second performance period no additional Performance Rights under the matching award will vest. However, any Performance Rights that vested under the matching award for the first performance period may be exercised, and the remaining Performance Rights under the matching award that have not vested will lapse.

(v) in addition to the measure against the global comparator group of companies, the awards are subject to an underlying absolute measure. In order for the awards to be capable of vesting, the percentage increase in BHP Billiton Limited's TSR over the relevant performance period must be equal to or in excess of 2 per cent per annum over the Australian Consumer Price Index.

(vi) the percentage of Performance Rights under the matching award that vest cannot be greater than the percentage of shares that vest under the CIP. Refer footnote (b) above.

(vii) the exercise price of Performance Rights is nil. Performance Rights are not transferable. Performance Rights carry no right to dividends, and no voting rights. Where there is a share issue before a Performance Right is exercised, the number of shares awarded on exercise will increase accordingly.

(k) The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the spin-off of OneSteel Limited to reflect the capital reduction impact on the value of BHP Billiton Limited shares. In addition, for Performance Rights on issue as at 29 July 2001 the number of shares received on exercise has been increased following the bonus issue, which resulted from the DLC merger. Following the BHP Steel demerger in July 2002, the number of shares received on exercise of Performance rights was increased to reflect the capital reduction impact on the value of BHP Billiton Limited shares.

(l) The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

(i) while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.

(ii) if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

(m)Although the exercise price of options was not affected by the bonus issue of shares, the exercise price for options have been adjusted to take into account the bonus issue of shares which took effect 29 June 2001 as a result of the DLC merger. Exercise prices were also reduced by A$0.66 (pre-bonus issue of shares) following the OneSteel Limited spin-off on 31 October 2000 and by A$0.69 following the BHP Steel Limited demerger in July 2002.

(n) Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on market.

(o) The values of all awards granted during the years ended 30 June 2003 and 30 June 2002 and of Employee Share Plan options and Performance Rights granted during the year ended 30 June 2001, including the significant key assumptions used to derive the values, have been determined by an actuary at the request of the BHP Billiton Group. The BHP Billiton Group believes the values represent a reasonable estimate. Nevertheless, the assumptions used are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the BHP Billiton Group. The different nature of the awards which have been issued, year on year, with respect to the performance hurdles which have been established and the qualifying periods before the awards vest, results in variations to the respective valuations. The actual value to the holder may differ materially from the values shown.

             (p) The fair value of a Bonus Equity Share Plan award is equal to the market value of a BHP Billiton Limited share on the date of grant.

(q) Subject to performance conditions.

(r) The fair value of an award excluding the impact of attrition of participants is US$1.24 for a Group Incentive Scheme Performance Share (BHP Billiton Plc) and US$1.29 for a Group Incentive Scheme Performance Share (BHP Billiton Limited).

24 Reserves
	Share	Profit	Share	Profit
	premium	and loss	premium	and loss
	account	account	account	account
	2003	2003	2002	2002
	US$M	US$M	US$M	US$M
At the beginning of the financial year	592	7 461	592	6 549
Retained profit for the year	-	1 001	-	906
BHP Billiton Limited share buy-back program	-	-	-	(19)
BHP Steel demerger (refer note 3)	-	(33)
Bonus shares issued (a)	(74)	-	-	-
Exchange variations	-	67	-	25
At the end of the financial year (b)	518	8 496	592	7 461

(a) Upon the demerger of the BHP Steel business in July 2002 bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(b) Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$761 million (2002: US$761 million).

25 Reconciliation of movements in shareholders' funds
	2003	2002	2001
	US$M	US$M	US$M
Profit for the financial year	1 901	1 690	1 529
Other recognised gains and losses	67	25	(763)
Total recognised gains and losses	1 968	1 715	766
Dividends	(900)	(784)	(754)
Issue of ordinary shares for cash	98	104	744
Share repurchase scheme (a)
BHP Billiton Plc	(20)	-	194
Share buy-back program (refer note 22)
BHP Billiton Limited	-	(19)	-
Capital reduction on BHP Steel demerger (refer notes 3 and 22)	(1 489)	-	-
Capital reduction on OneSteel spin-off (b)	-	-	(650)
Transfer to profit and loss account for year (goodwill)	-	-	4
Net movement in shareholders' funds	(343)	1 016	304
Shareholders' funds at the beginning of the financial year	12 356	11 340	11 036
Shareholders' funds at the end of the financial year	12 013	12 356	11 340

(a) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. 3 890 000 ordinary shares were purchased in the year ended 30 June 2003 for an aggregate purchase price of US$20 million, which was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders' funds. There is no intention to trade these shares and no dividends are paid in respect of them outside the BHP Billiton Group. Normally, the Companies Act 1985 requires that interests in own shares be included in the balance sheet as an asset. However, in this case the Directors consider that the arrangements are such that the shares owned by Nelson Investment Limited have effectively been repurchased by the BHP Billiton Group and so do not constitute an asset of the BHP Billiton Group and that to show them as such would fail to show a true and fair view. BHP Billiton Plc previously entered into a similar arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Strand Investment Holdings Limited) established for that purpose during the year ended 30 June 1999. During the year ended 30 June 2001 the shares held by Strand Investment Holdings Limited were reissued and no shares were held at 30 June 2001, 2002 or 2003.

(b) Contributed equity reduced in 2001 by US$650 million due to the spin-off of OneSteel Limited, including costs of US$30 million. This reflected a capital reduction of 66 Australian cents per share. The spin-off resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

26 Commitments
	2003	2002
	US$M	US$M
Capital expenditure commitments not provided for in the accounts
Due not later than one year	1 184	1 348
Due later than one year and not later than five years	423	271
Total capital expenditure commitments	1 607	1 619
Lease expenditure commitments
Finance leases (a)
Due not later than one year	7	6
Due later than one year and not later than five years	34	20
Due later than five years	26	30
Total commitments under finance leases	67	56
deduct Future financing charges	14	21
Finance lease liability	53	35
Operating leases (b)
Due not later than one year (c)	138	169
Due later than one year and not later than five years	348	375
Due later than five years	256	274
Total commitments under operating leases	742	818
Other commitments (d)
Due not later than one year
Supply of goods and services	199	181
Royalties	29	27
Exploration expenditure	104	13
Chartering costs	100	55
	432	276
Due later than one year and not later than five years
Supply of goods and services	547	579
Royalties	39	82
Exploration expenditure	53	28
Chartering costs	127	164
	766	853
Due later than five years
Supply of goods and services	721	650
Royalties	49	150
Chartering costs	33	154
	803	954
Total other commitments	2 001	2 083

(a) Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi and other mobile equipment and vehicles. Refer notes 19 and 20.

(b) Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.

(c) The BHP Billiton Group has commitments under operating leases to make payments totalling US$138 million in the next year as follows:

	2003	2002
	US$M	US$M
Land and buildings
Leases which expire:
Within one year	7	15
Between two and five years	17	6
Over five years	14	13
	38	34
Other operating leases
Leases which expire:
Within one year	22	80
Between two and five years	43	20
Over five years	35	35
	100	135

(d) Included in other commitments is an amount of US$738 million (2002: US$684 million) representing Boodarie Iron's continuing operating commitments under a number of take or pay contracts for supply of products/services.

27 Pensions and post-retirement medical benefits

Pension Schemes

The BHP Billiton Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in Australia, South Africa, the US, Canada and Europe.

	2003	2002	2001
	US$M	US$M	US$M
The pension charge for the year is as follows:
Defined contribution schemes	41	61	66
Industry-wide schemes	23	18	21
Defined benefit schemes (a)
Regular cost	46	59	48
Variation cost	39	14	4
Interest cost	(20)	(18)	(13)
	129	134	126

(a) Excludes net exchange gains/losses on net monetary pension prepayments in 2003 of US$39 million gain (2002: US$24 million gain; 2001: US$33 million loss).

To the extent that there is a difference between pension cost and contributions paid, a prepayment and/or liability arises. The accumulated difference recorded in the balance sheet at 30 June 2003 gives rise to a prepayment of US$270 million (2002: US$224 million) and a liability of US$65 million (2002: US$31 million).

The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

The pension charge for the year for defined benefit schemes has increased from US$55 million to US$65 million largely due to negative investment returns of plans in the US, Canada and Europe causing a deterioration of the funded status for these plans and leading to increased variation costs.

In addition, new legislation in South Africa regarding the apportionment of surpluses, which will most likely eliminate the Group's entitlements to any fund surpluses in South Africa, has also led to increased variation costs in relation to prior years.

For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the pension charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll over the remaining service life of the employees.

Actuarial valuations used for accounting purposes

The actuarial valuations used for accounting purposes reflected an aggregate market value at 1 July 2002 of US$890 million. The funding levels of these schemes ranged from 53 per cent to 193 per cent and the overall funding level was 93 per cent.

Formal actuarial valuations

Set out below are details for the three largest schemes of the actuarial assumptions and results of the most recent formal valuations for funding purposes. The actuarial assumptions and results differ from those used for accounting purposes.
		Pension Plan
	BHP Billiton	for Hourly Employees	BHP USA Retirement
	Superannuation Fund	of BHP Copper Inc	Income Plan
Country	Australia	US	US
Date of valuation	1 July 2000	1 January 2002	1 January 2002
Investment return	9.0%	8.0%	8.0%
Salary growth	6.0%	n/a	4.5%
Pension increases	n/a	n/a	3%
Asset valuation method	Market	5-year smoothing	5-year smoothing
Market value of fund (US$ million)	801	174	121
Actuarial value of fund (US$ million)	801	203	140
Funding level	120%	104%	128%

Since the most recent actuarial valuations were completed, many of the funded schemes will have experienced deteriorations in funded status as a result of the poor investment returns in the subsequent period to 30 June 2003.

Post-retirement medical benefits

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees' and retirees' contributions paid, in respect of these benefits was US$26 million (2002: US$16 million; 2001: US$15 million) excluding an exchange loss of US$22 million (2002: gain US$14 million; 2001: gain US$9 million).

The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficiency between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:
	South Africa	US	Canada	Suriname
Ultimate healthcare inflation rate	9.0%	5.5%	3.0%	5.0%
Discount rate	11.75%	7.5%	6.5%	6.5%

FRS 17 Retirement Benefits

Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 'Retirement Benefits'. The eventual aim of FRS 17 is to move from a long-term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. This will impact both the amount and disclosure of the retirement benefits charge in the profit and loss account and the Statement of Total Recognised Gains and Losses (STRGL). The net retirement benefit and a liability will be recognised in full on the balance sheet with a consequential impact on shareholders funds.

Currently, FRS 17 only has to be applied to disclosures. This is the third year that disclosures have been made for the BHP Billiton Group under FRS 17.

The BHP Billiton Group does not apply the provisions of FRS 17 for the purposes of measuring pension charge and pension balances in these financial statements. It is currently expected that FRS 17 will be first effective in such a manner for the 30 June 2006 financial year.

Pension schemes - FRS 17 disclosures

The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. For accounting disclosure purposes, full actuarial valuations for most schemes were carried out as at 30 June 2003 by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries ranged from:
	Australia & NZ	Canada	US	Europe	South Africa	South America
Year ended 30 June 2003
Salary increases	4% to 4.5%	3.5% to 4.5%	4.5%	3% to 4.5%	7% to 8%	3.5% to 5.57%
Pension increases	n/a	0%	0% to 3%	2% to 2.5%	3.5% to 5.25%	1.5% to 3.5%
Discount rate	4.75% to 5%	6% to 6.5%	6%	5%	7.5% to 8.7%	5.5% to 9.71%
Inflation	3%	2.5% to 3%	3%	2% to 2.5%	6%	2.5% to 3.5%
Year ended 30 June 2002
Salary increases	3% to 4.5%	3.5% to 4.5%	3.5% to 4.5%	3% to 4.75%	7.75% to 9%	2% to 5.57%
Pension increases	0%	0%	0% to 3%	2.5% to 5%	3.75% to 5.5%	2% to 3.5%
Discount rate	4.75% to 6%	6.5% to 7%	6.5% to 7%	5.5% to 6%	8.75% to 9.25%	6% to 9.71%
Inflation	2% to 3%	2% to 3%	2% to 3%	2.5% to 2.75%	7%	2% to 3.5%
Year ended 30 June 2001
Salary increases	4%	3.5% to 4.5%	3.5% to 5%	2% to 6%	7%	2% to 5.8%
Pension increases	0%	0%	0% to 3%	2% to 2.75%	3.25% to 3.5%	2% to 3.5%
Discount rate	5.5%	6.5% to 7%	6.5% to 7.75%	6% to 6.2%	8.25% to 8.5%	6% to 9.7%
Inflation	3%	2% to 3%	2% to 4%	2% to 2.75%	6%	2% to 3.5%

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	-	-	-	-	-	19
Cash and net current assets	-	13	5	23	17	-	58
Insured annuities	-	-	-	20	-	-	20
Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1 191)
Unrecognised surplus	-	(19)	-	-	(28)	(10)	(57)
Surplus/(deficit)	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax (liability)/asset	16	4	17	12	-	-	49
Net pension asset/(liability)	(36)	(10)	(172)	(64)	(2)	(3)	(287)

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2002
Bonds	163	52	29	51	19	41	355
Equities	307	27	256	63	59	2	714
Property	64	-	-	-	-	-	64
Cash and net current assets	17	13	3	16	12	1	62
Insured annuities	-	-	-	16	-	-	16
Total assets	551	92	288	146	90	44	1 211
Actuarial liabilities	(634)	(81)	(400)	(179)	(62)	(31)	(1 387)
Unrecognised surplus	-	(21)	-	-	(29)	-	(50)
Surplus/(deficit)	(83)	(10)	(112)	(33)	(1)	13	(226)
Related deferred tax (liability)/asset	13	4	10	3	-	(4)	26
Net pension asset/(liability)	(70)	(6)	(102)	(30)	(1)	9	(200)
Year ended 30 June 2001
Bonds	182	60	66	42	26	33	409
Equities	372	53	373	56	72	2	928
Property	74	-	-	-	-	-	74
Cash and net current assets	13	17	6	20	15	1	72
Total assets	641	130	445	118	113	36	1 483
Actuarial liabilities	(673)	(108)	(450)	(139)	(71)	(27)	(1 468)
Unrecognised surplus	-	(12)	(6)	-	-	-	(18)
Surplus/(deficit)	(32)	10	(11)	(21)	42	9	(3)
Related deferred tax (liability)/asset	(1)	-	1	1	(13)	(3)	(15)
Net pension asset/(liability)	(33)	10	(10)	(20)	29	6	(18)

The expected rates of return on these asset categories were:
	Australia & NZ	Canada	US	Europe	South Africa	South America
Year ended 30 June 2003
Bonds	5% to 6%	5.5% to 6.5%	7%	4.3% to 4.6%	7.5% to 9.04%	6% to 9.71%
Equities	8% to 9%	7.25% to 9%	9%	7.25% to 8.25%	12%	9.71%
Property	7% to 8%	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	5%	1% to 3.75%	3.5%	3.75% to 4.25%	7% to 7.75%	9.71%
Insured annuities	n/a	n/a	n/a	5%	n/a	n/a
Total assets	7.5%	3.75% to 7.5%	8.5%	4.8% to 7.2%	9.9% to 10.55%	6% to 9.71%
Year ended 30 June 2002
Bonds	5% to 6.5%	6% to 6.5%	7%	5% to 5.75%	8.75% to 9.25%	6% to 9.71%
Equities	7% to 9%	7.5% to 9.5%	8.7%	7.5% to 8%	13% to 13.5%	9.71%
Property	6% to 8%	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	7.27%	1% to 4%	7%	3% to 4%	6.5% to 10%	9.71%
Insured annuities	n/a	n/a	n/a	6%	n/a	n/a
Total assets	6% to 8%	4% to 6.9%	8.5%	4.5% to 7.2%	10.45% to 11.75%	6% to 9.71%

Analysis of the operating costs (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Current service cost	19	2	10	9	3	-	43
Curtailment losses/(gains)	(21)	2	-	-	-	-	(19)
Previously unrecognised surplus
deducted from curtailment losses	-	(2)	-	-	-	-	(2)
Total operating charge	(2)	2	10	9	3	-	22
Year ended 30 June 2002
Current service cost	42	3	10	7	3	2	67
Past service cost/(credit)	-	-	2	(1)	-	-	1
Previously unrecognised surplus
deducted from curtailment losses	-	(1)	-	-	-	-	(1)
Total operating charge	42	2	12	6	3	2	67

Analysis of the financing credits/(costs) (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Expected return on pension scheme assets	19	4	24	10	8	2	67
Interest on pension scheme liabilities	(13)	(5)	(27)	(11)	(6)	(2)	(64)
Net return/(cost)	6	(1)	(3)	(1)	2	-	3
Year ended 30 June 2002
Expected return on pension scheme assets	53	4	28	8	9	2	104
Interest on pension scheme liabilities	(37)	(5)	(27)	(9)	(5)	(2)	(85)
Net return/(cost)	16	(1)	1	(1)	4	-	19

Analysis of gains and losses recognised in STRGL (US$ million):

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Actual return less expected return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses) arising on the scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions underlying the present value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	-	2	-	-	-	(13)	(11)
Loss pursuant to legislative change with regard to South African surpluses	-	-	-	-	9	-	9
Total actuarial gain/(loss) recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)
Difference between the expected and
actual outcomes:
Asset gain/(loss) as a percentage of
scheme assets	(10.3%)	(1.0%)	(9.6%)	(6.4%)	(10.1%)	21.3%	(6.7%)
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.9%	(2.1%)	1.4%	(2.8%)	(1.2%)	(22.5%)	0.3%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(8.0%)	(5.2%)	(14.8%)	(17.8%)	(2.4%)	(37.5%)	(12.9%)
Year ended 30 June 2002
Actual return less expected return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains (losses) arising on the scheme liabilities	33	-	-	8	(7)	(18)	16
Changes in assumptions underlying the present value of scheme liabilities	-	-	(23)	(15)	(2)	-	(40)
Other gains/(losses)	-	(1)	6	-	-	-	5
Loss pursuant to legislative change with regard to South African surpluses	-	-	-	-	(29)	-	(29)
Total actuarial gain/(loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)
Difference between the expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(14.9%)	(3.3%)	(27.1%)	(12.3%)	(1.1%)	70.5%	(12.5%)
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.2%	0%	0%	4.5%	(11.3%)	(58.1%)	1.2%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(7.7%)	(4.9%)	(23.8%)	(14.0%)	(62.9%)	41.9%	(14.3%)

In the year ended 30 June 2002, the Pension Funds Second Amendment Act, 2001, was passed in South Africa. Under this Act, surpluses in pension funds have to be used in a manner specified under Regulations to the Act, to improve current and former members' benefits prior to the employer obtaining any benefit from the surpluses. Consequently, it is considered unlikely that any BHP Billiton Group company will obtain any benefit from the surpluses in the South African schemes. Therefore the reduction in the recognised surpluses in South Africa is recognised as an actuarial loss in the STRGL.

Analysis of the movement in surplus/(deficit) (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Surplus/(deficit) in schemes at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)
Movement in year:
Adjustment to surplus/(deficit) at
1 July 2002 in respect of companies
no longer consolidated	38	2	-	-	-	-	40
Current service cost	(19)	(2)	(10)	(9)	(3)	-	(43)
Contributions	16	4	1	15	2	-	38
Other finance income/(costs)	6	(1)	(3)	(1)	2	-	3
Actuarial gains/(losses)	(23)	(5)	(65)	(44)	(2)	(15)	(154)
Curtailment gains/(losses)	21	-	-	-	-	-	21
Exchange gains/(losses)	(8)	(2)	-	(4)	-	(1)	(15)
Surplus/(deficit) in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Year ended 30 June 2002
Surplus/(deficit) in schemes at 30 June 2001	(32)	10	(11)	(21)	42	9	(3)
Movement in year:
Adjustment to surplus/(deficit) at
30 June 2001	-	(8)	-	1	-	-	(7)
Adjustment to surplus/(deficit) at
1 July 2001 in respect of companies
no longer consolidated	(1)	(8)	4	-	-	-	(5)
Current service cost	(42)	(3)	(10)	(7)	(3)	(2)	(67)
Contributions	35	4	1	23	4	1	68
Past service costs	-	-	(2)	1	-	-	(1)
Other finance income/(costs)	16	(1)	1	(1)	4	-	19
Actuarial gains/(losses)	(49)	(4)	(95)	(25)	(39)	13	(199)
Exchange gains/(losses)	(10)	-	-	(4)	(9)	(8)	(31)
Surplus/(deficit) in schemes at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)

Post-retirement medical benefits - FRS 17 disclosures

The BHP Billiton Group also operates a number of other post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2003, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries ranged from:

	South Africa	US	Canada	Suriname	UK
Year ended 30 June 2003
Ultimate healthcare inflation rate	7%	5.5%	5%	3.5%	n/a
Discount rate	9.75%	6.25%	6%	5.5%	n/a
Year ended 30 June 2002
Ultimate healthcare inflation rate	9%	5%	3%	5%	4.5%
Discount rate	11.75%	7%	6.5%	5.5% to 6.5%	6%
Year ended 30 June 2001
Ultimate healthcare inflation rate	8%	5.5%	3%	5%	n/a
Discount rate	12%	7.5%	6.5% to 7%	6.5%	n/a

The actuarial liabilities of the post-retirement schemes (US$ million) were:
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Present value of scheme liabilities	(133)	(137)	(26)	(19)	-	(315)
Past service credit	(20)	-	-	-	-	(20)
Deficit	(153)	(137)	(26)	(19)	-	(335)
Related deferred tax asset	34	22	-	6	-	62
Net post-retirement liability	(119)	(115)	(26)	(13)	-	(273)
Year ended 30 June 2002
Present value of scheme liabilities	(54)	(127)	(18)	(19)	(1)	(219)
Past service credit	(18)	-	-	-	-	(18)
Deficit	(72)	(127)	(18)	(19)	(1)	(237)
Related deferred tax asset	16	19	-	6	-	41
Net post-retirement liability	(56)	(108)	(18)	(13)	(1)	(196)

Analysis of the operating costs/(credits) (US$ million):
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Current service cost	2	4	-	-	-	6
Past service cost/(credit)	1	7	-	-	-	8
Total operating charge	3	11	-	-	-	14
Year ended 30 June 2002
Current service cost	1	2	-	-	-	3
Past service cost/(credit)	(1)	-	-	-	-	(1)
Curtailment losses/(gains)	(7)	-	(1)	-	-	(8)
Total operating charge	(7)	2	(1)	-	-	(6)

Analysis of the financing credits/(costs) (US$ million):
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Interest on post-retirement liabilities	(11)	(8)	(1)	(1)	-	(21)
Net return/(cost)	(11)	(8)	(1)	(1)	-	(21)
Year ended 30 June 2002
Interest on post-retirement liabilities	(7)	(8)	(1)	(1)	-	(17)
Net return/(cost)	(7)	(8)	(1)	(1)	-	(17)

Analysis of gains and losses recognised in STRGL (US$ million):
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Experience gains/(losses) arising on scheme liabilities	(27)	15	1	-	-	(11)
Changes in assumptions underlying the present value of scheme liabilities	(9)	(16)	(7)	-	-	(32)
Actuarial gain/(loss) recognised in STRGL	(36)	(1)	(6)	-	-	(43)
Difference between the expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(20.3%)	10.9%	3.8%	0%	0%	(3.5%)
Total gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(27.1%)	(0.7%)	(23.1%)	0%	0%	(13.7%)
Year ended 30 June 2002
Experience gains/(losses) arising on scheme liabilities	8	(6)	-	-	-	2
Changes in assumptions underlying the present value of scheme liabilities	(10)	-	-	(1)	-	(11)
Actuarial gain/(loss) recognised in STRGL	(2)	(6)	-	(1)	-	(9)
Difference between the expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	14.8%	(4.7%)	0%	0%	0%	0.9%
Total gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(3.7%)	(4.7%)	0%	(5.3%)	0%	(4.1%)

Analysis of the movement in surplus/(deficit) (US$ million):
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
(Deficit) in schemes at 30 June 2002	(72)	(127)	(18)	(19)	(1)	(237)
Movement in year:
Adjustment at 1 July 2002 in respect of changes in joint venture arrangements and other plan changes	-	-	-	-	1	1
Current service cost	(2)	(4)	-	-	-	(6)
Contributions	5	10	2	1	-	18
Past service costs	(1)	(7)	-	-	-	(8)
Other finance income/(costs)	(11)	(8)	(1)	(1)	-	(21)
Actuarial gains/(losses)	(36)	(1)	(6)	-	-	(43)
Exchange gains/(losses)	(36)	-	(3)	-	-	(39)
(Deficit) in schemes at 30 June 2003	(153)	(137)	(26)	(19)	-	(335)

	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2002
(Deficit) in schemes at 30 June 2001	(94)	(142)	(27)	(18)	(1)	(282)
Movement in year:
Adjustment to surplus/(deficit) at 1 July 2001 in respect of companies no longer consolidated	-	23	8	-	-	31
Current service cost	(1)	(2)	-	-	-	(3)
Contributions	3	8	1	1	-	13
Past service costs	1	-	-	-	-	1
Other finance income/(costs)	(7)	(8)	(1)	(1)	-	(17)
Actuarial gains/(losses)	(2)	(6)	-	(1)	-	(9)
Curtailment gains/(losses)	7	-	1	-	-	8
Exchange gains/(losses)	21	-	-	-	-	21
(Deficit) in schemes at 30 June 2002	(72)	(127)	(18)	(19)	(1)	(237)

If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group's joint ventures and associates at 30 June 2003, a deficit of approximately US$50 million (2002: US$7 million) would have been recognised in the Group balance sheet and actuarial losses of approximately US$35 million (2002: US$12 million) would have been taken to the Group STRGL.

28 Analysis of movements in net debt
				Other
	At 1 July	Acquisitions		non-cash	Exchange	At 30 June
	2002	& disposals(a)	Cash flow	movements(a)	movements	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Cash at bank and in hand	1 199	(86)	(528)	-	2	587
Overdrafts	(509)	-	488	-	-	(21)
	690	(86)	(40)	-	2	566
Redeemable preference shares	(450)	-	-	-	-	(450)
Finance lease obligations	(35)	-	-	(15)	(3)	(53)
Other debt due within one year	(2 276)	-	1 248	82	(65)	(1 011)
Other debt due after one year	(5 051)	-	(825)	165	(78)	(5 789)
	(7 812)	-	423	232	(146)	(7 303)
Money market deposits (b)	300	-	665	-	-	965
	(6 822)	(86)	1 048	232	(144)	(5 772)
The balance sheet movement in cash
including money market deposits is
as follows:
Cash at bank and in hand	1 199	(86)	(528)	-	2	587
Money market deposits (b)	300	-	665	-	-	965
	1 499	(86)	137	-	2	1 552

(a) The acquisition and disposals movement represents cash retained and net other non-cash movements represent debt transferred on demerger of BHP Steel.

(b) Money market deposits with financial institutions have a maturity of up to three months.

29 Financial instruments

BHP Billiton Group financial risk strategy

The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Portfolio Risk Management strategy, approved during the year ended 30 June 2002. The objective of the strategy is to support the delivery of the BHP Billiton Group's financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a 'self insurance' model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation - where risk is managed at the portfolio level within an approved Cash Flow at Risk ('CFaR') framework to support the achievement of the BHP Billiton Group's broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group's cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent.)

Where CFaR is within the Board-approved limits, hedging activities are not undertaken. Legacy hedge positions which existed prior to the adoption of the Portfolio Risk Management strategy will be allowed to run-off. There could be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group's strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

Strategic financial transactions - where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the profit and loss account at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Executive Committee.

During the year ended 30 June 2003 the FRMC approved a policy extension under which the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Operational currency exposures continue to be managed on a portfolio basis (see section on 'Currency risk' for further details).

The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance then the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

BHP Billiton Group risk exposures and responses

The main financial risks are listed below along with the responses of the BHP Billiton Group:

Interest rate risk

The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

When required under this strategy, the BHP Billiton Group uses interest rate swaps to convert a floating rate exposure to a fixed rate exposure or vice versa.

The following table presents notional amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under interest rate swaps that are outstanding at the balance dates indicated. The information is presented in US dollars, which is the BHP Billiton Group's reporting currency. The instruments' actual cash flows are denominated in US dollars, UK pounds sterling and Australian dollars as indicated. All interest swaps have been designated as hedging instruments.

Cross currency interest rate swaps are also used to manage interest rate exposures where considered necessary under the Portfolio Risk Management strategy (refer to 'Currency risk' discussion which follows).

	Weighted average		Weighted average
	interest rate payable		interest rate receivable		Notional amount
	2003	2002	2003	2002	2003	2002
	%	%	%	%	US$M	US$M
Interest rate swaps
US dollar swaps
Pay fixed/receive floating (a)
2002	-	6.30	-	3.05	-	41
Pay floating (a)/receive fixed
2003	1.80	-	4.80	-	850	-
2004-2013	-	-	4.80	-	850	-
UK pounds sterling swaps
Pay floating/receive fixed
2002	-	4.73	-	9.49	-	19
Australian dollar swaps
Pay floating (a)/receive fixed
2002	-	5.11	-	7.36	-	170
2003	5.48	-	7.50	7.36	200	170
2004	-	-	7.50	7.36	200	170
2005	-	-	7.50	7.36	200	170

        (a)    Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Liquidity risk

The US$1.25 billion 364-day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002 was extended for a further period of 364 days to September 2003. The US$1.25 billion term component of the US$2.5 billion syndicated multi-currency revolving credit facility expires in September 2006.

In October 2002, Moody's Investor Services upgraded the BHP Billiton Group's long-term credit rating to A2 from A3 and short-term credit rating to P-1 from P-2. This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a substantially diversified portfolio and the Group's continued focus on maintaining disciplined financial policies. Standard and Poor's rating for the Group remains on positive watch after being upgraded in September 2001 to its current long-term credit rating of A and short-term credit rating of A-1.

The BHP Billiton Group's stronger credit profile enabled it to further diversify its funding sources resulting in the following financing activities undertaken during the year:

  In October 2002 the Group issued its inaugural Eurobond under the US$1.5 billion Euro Medium Term Note (EMTN) program. The issue of  Euro 750 million five-year notes was swapped back to US dollars.
  In April 2003 the Group issued its inaugural Global Bond of US$850 million with a ten-year maturity.
  In May 2003 the Group increased the EMTN program size from US$1.5 billion to US$2.0 billion.
  In June 2003 the Group established a US$2 billion US commercial paper program and during the same month carried out its first issue off the program.

Sufficient liquid funds are maintained to meet daily cash requirements. The prime consideration in the investment of cash is security over the asset and only counterparties of high credit standing are used.

The BHP Billiton Group's liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only used derivatives in highly liquid markets.

Credit risk

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties

The BHP Billiton Group conducts transactions with the following major types of counterparties:

  Receivables counterparties

Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.
  Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

  Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and others including South Korea, China, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry

The BHP Billiton Group is not materially exposed to any individual industry or customer.

Currency risk

The BHP Billiton Group has potential currency exposures in respect of items denominated in foreign currencies comprising:

Transactional exposure in respect of non-functional currency expenditure

Operating expenditure and capital expenditure is incurred by some operations in currencies other than US dollars, which is the functional currency of most operations within the BHP Billiton Group. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.

A significant contributor to the outstanding positions as at 30 June 2003 is due to legacy positions which were taken out prior to the BHP Billiton merger to hedge US dollar sales revenue earned by operations within the BHP Billiton Limited Group whose functional currency was not US dollars. At the time of the merger the hedge contracts were redesignated as hedges of Australian dollar operating costs. These hedges will run-off during 2004 financial year.

During the year ended 30 June 2003 the FRMC approved a policy extension under which the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as 'Relating to capital expenditure hedging'.

The following tables provide information about the principal currency hedge contracts.

	Weighted average		Contract amounts
	exchange rate		2003	2002
Term	2003	2002	US$M	US$M
Relating to capital expenditure hedging
Forward contracts - sell US dollars/buy Australian dollars
Not later than one year	0.5276	-	212	-
Later than one year but not later than two years	0.5186	-	13	-
Total	0.5271	-	225	-
Relating to operating hedging
Forward contracts - sell US dollars/buy Australian dollars
Not later than one year (a)	0.6240	0.6562	732	919
Later than one year but not later than two years	-	0.6170	-	360
Total	0.6240	0.6447	732	1 279
Forward contracts - sell Euros/buy US dollars
Not later than one year	0.9061	1.0825	175	100
Later than one year but not later than two years	0.8532	-	12	-
Later than two years but not later than three years	0.8584	-	6	-
Total	0.9015	1.0825	193	100
Forward contracts - sell US dollars/buy Euros
Not later than one year	0.9678	1.0855	45	153
Later than one year but not later than two years	1.0742	1.0922	3	21
Later than two years but not later than three years	1.0594	1.0742	3	3
Later than three years but not later than four years	1.0687	1.0594	22	3
Later than four years but not later than five years	-	1.0687	-	22
Total	1.0067	1.0839	73	202
Forward contracts - sell US dollars/buy UK pounds sterling
Not later than one year (b)	0.6222	0.6879	185	118
Later than one year but not later than two years	-	0.7041	-	1
Total	0.6222	0.6881	185	119
Forward contracts - sell UK pounds sterling/buy US dollars
Not later than one year	0.6232	-	46	-
Later than one year but not later than two years	0.6483	-	8	-
Total	0.6267	-	54	-
Forward contracts - sell US dollars/buy South African rand
Not later than one year (c)	7.7743	10.61	58	56
Later than one year but not later than two years	-	10.15	-	1
Total	7.7743	10.60	58	57

(a) Recognised in the financial statements are contract amounts totalling US$220 million at a weighted average A$/US$ exchange rate of 0.6275, relating to the hedging of Australian dollar dividend payments (these contracts expired on 2 July 2003) and other contracts of US$70 million at a weighted average A$/US$ exchange rate of 0.6189.

(b) Recognised in the financial statements are contract amounts totalling US$143 million at a weighted average GBP/US$ exchange rate of 0.6252 relating to the hedging of pound sterling dividend payments.

(c) Recognised in the financial statements are contract amounts totalling US$41 million at a weighted average SA rand/US$ exchange rate of 7.5905 relating to the hedging of SA rand dividend payments.
	Weighted average		Weighted average
	A$/US$ exchange rate		A$/US$ exchange rate		Contract amounts
Term	2003 A$ Call options	2003 A$ Put options	2002 A$ Call options	2002 A$ Put options	2003 US$M	2002 US$M
Foreign exchange options - sell US dollars/buy Australian dollars
Not later than one year (a)	-	0.6600	0.5533	0.6612	17	1 054
Total	-	0.6600	0.5533	0.6612	17	1 054

(a) Foreign exchange options outstanding at 30 June 2002 related to the unwinding in July 2002 of cross currency interest rate swaps (CCIRS). This action had been taken to swap Australian dollar denominated debt to US dollars in July 2002, as a result of the majority of the BHP Billiton Group's Australian dollar functional currency operations being demerged with BHP Steel.

Translational exposure in respect of investments in overseas operations

The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have retained Australian dollars and UK pounds sterling as a functional currency, and during the year ended 30 June 2003, the BHP Billiton Group had a natural hedge between net foreign assets and borrowings in these currencies.

When not in conflict with exchange control requirements, the BHP Billiton Group's policy is to minimise risk resulting from such investments through borrowing in these currencies.

If circumstances arise that render the natural hedge deficient, then specific hedging utilising cross currency swaps may occur. Such action was taken to swap Australian dollar denominated debt to US dollars during July 2002 as a result of the majority of the BHP Billiton Group's Australian dollar functional currency operations being demerged with BHP Steel. Additionally, UK pounds sterling swaps originally entered into to provide a natural hedge against BHP Billiton Group's UK Petroleum assets were unwound with the underlying debt facilities reverting to US dollar obligations.

The table following presents principal amounts and weighted average interest rates that the BHP Billiton Group has agreed to pay under cross currency swaps that are outstanding at the balance dates indicated together with the weighted average contracted exchange rates. The instruments' actual cash flows are denominated in US dollars, UK pounds sterling, Japanese yen, Australian dollars and Euros as indicated.
	Weighted average		Weighted average		Weighted average		Principal
	Exchange rate		Interest rate payable		Interest rate receivable		amount
	2003	2002	2003%	2002%	2003%	2002%	2003 US$M	2002 US$M
Cross currency swaps
US dollar to Australian dollar swaps
Pay fixed/receive fixed
2002	-	0.6557	-	7.19	-	7.18	-	691
2003	-	0.6601	-	6.71	-	6.75	-	86
US dollar to UK pounds sterling swaps
Pay fixed/receive fixed
2002	-	0.6002	-	7.45	-	6.60	-	415
2003	-	0.5998	-	7.37	-	6.69	-	277
2004	-	0.5998	-	7.37	-	6.69	-	277
2005	-	0.5998	-	7.37	-	6.69	-	277
Japanese yen to US dollar swaps
Pay floating/receive fixed
2002	-	123.00	-	3.47	-	5.71	-	41
	Weighted average		Weighted average		Weighted average		Principal
	exchange rate		interest rate payable		interest rate receivable		amount (a)
	2003	2002	2003	2002	2003	2002	2003	2002
			%	%	%	%	US$M	US$M
Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
2002	-	0.5217	-	2.44	-	4.81	-	130
2003	0.5437	0.5217	2.08	-	5.44	-	299	130
2004	0.5437	0.5217	-	-	-	-	299	130
2005	0.5620	-	-	-	-	-	169	-
Pay floating (b)/receive fixed
2002	-	0.5217	-	2.77	-	6.25	-	391
2003	0.5302	0.5217	2.49	-	6.51	6.25	504	391
2004	0.5302	0.5217	-	-	6.51	6.25	504	391
2005	0.5302	0.5217	-	-	6.51	6.25	504	391
2006	0.5217	0.5217	-	-	6.25	6.25	391	391
2007	0.5217	0.5217	-	-	6.25	6.25	391	391
2008	0.5217	0.5217	-	-	6.25	6.25	391	391
Euro to US dollar swaps
Pay fixed/receive fixed
2003	0.9881	-	3.88	-	4.38	-	741	-
2004	0.9881	-	3.88	-	4.38	-	741	-
2005	0.9881	-	3.88	-	4.38	-	741	-
2006	0.9881	-	3.88	-	4.38	-	741	-
2007	0.9881	-	3.88	-	4.38	-	741	-

(a) Amount represents US$ equivalent of principal payable under the swap contract.

(b) Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

The table below shows the extent to which the BHP Billiton Group has monetary assets and liabilities in currencies other than their functional currencies, after taking into account the effect of any forward foreign currency contracts entered into to manage these risks, excluding any exposures in relation to borrowings which are hedged by investments in net foreign currency assets (as discussed above), and excluding provisions for site restoration.
	Net foreign currency monetary assets/(liabilities)
	US$ 2003 US$M	A$ 2003 US$M	C$ 2003 US$M	SA rand 2003 US$M	Other 2003 US$M	Total 2003 US$M
Functional currency of Group operation
US $	-	(1 399)	(203)	(1 089)	(261)	(2 952)
Australian $	21	-	-	-	-	21
Canadian $	30	-	-	-	-	30
UK pounds sterling	(23)	(1)	-	-	-	(24)
Other	-	-	-	6	-	6
	28	(1 400)	(203)	(1 083)	(261)	(2 919)
	Net foreign currency monetary assets/(liabilities)
	US$	A$	C$	SA rand	Other	Total
	2002	2002	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US $	-	(1 413)	(376)	(892)	(278)	(2 959)
Australian $	7	-	-	-	(17)	(10)
Canadian $	-	-	-	-	-	-
UK pounds sterling	(103)	-	-	-	-	(103)
Other	11	-	-	1	-	12
	(85)	(1 413)	(376)	(891)	(295)	(3 060)

The SA rand monetary liabilities include borrowings raised in a variety of currencies, including US dollars and Euros, which, as a result of South African exchange control regulations, were subsequently swapped into SA rand.

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation and employee benefits.

Commodity price risk

The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.

Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

The following table provides information about the BHP Billiton Group's material cash settled commodity contracts, which have not been recognised in the accounts.

Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.

	Volume		Units	Average price		Term to	Notional amount(a)
	2003	2002		2003	2002	maturity	2003	2002
BHP Billiton Group				US$	US$	(months)	US$M	US$M
Aluminium
Forwards (buy)	792	412	000 tonnes	1 397	1 416	0-12	1 106	583
	112	104	000 tonnes	1 435	1 487	13-24	161	155
	50	46	000 tonnes	1 420	1 489	25-48	71	68
	1	-	000 tonnes	1 420	-	49-72	1	-
Forwards (buy) floating(b)	826	447	000 tonnes	-	-	0-12	-	-
	127	127	000 tonnes	-	-	13-24	-	-
	35	46	000 tonnes	-	-	25-48	-	-
	1	-	000 tonnes	-	-	49-72	-	-
Forwards (sell)	826	447	000 tonnes	1 393	1 411	0-12	1 151	631
	127	127	000 tonnes	1 421	1 475	13-24	180	187
	35	46	000 tonnes	1 416	1 473	25-48	50	68
	1	-	000 tonnes	1 393	-	49-72	1	-
Forwards (sell) floating(b)	792	412	000 tonnes	-	-	0-12	-	-
	112	104	000 tonnes	-	-	13-24	-	-
	50	46	000 tonnes	-	-	25-48	-	-
	1	-	000 tonnes	-	-	49-72	-	-
Copper
Forwards (buy)	37	15	000 tonnes	1 675	1 629	0-12	62	25
Forwards (buy) floating(b)	52	20	000 tonnes	-	-	0-12	-	-
Forwards (sell)	52	20	000 tonnes	1 661	1 648	0-12	87	33
Forwards (sell) floating(b)	37	15	000 tonnes	-	-	0-12	-	-
Zinc
Forwards (buy)	10	-	000 tonnes	794	-	0-12	8	-
Forwards (buy) floating(b)	17	-	000 tonnes	-	-	0-12	-	-
Forwards (sell)	17	-	000 tonnes	804	-	0-12	14	-
Forwards (sell) floating(b)	10	-	000 tonnes	-	-	0-12	-	-
Lead
Forwards (buy)	25	-	000 tonnes	466	-	0-12	11	-
Forwards (buy) floating(b)	65	-	000 tonnes	-	-	0-12	-	-
	8	-	000 tonnes	-	-	13-24	-	-
Forwards (sell)	65	-	000 tonnes	470	-	0-12	31	-
	8	-	000 tonnes	488	-	13-24	4	-
Forwards (sell) floating(b)	25	-	000 tonnes	-	-	0-12	-	-
Silver
Forwards (buy)	1 650	-	000 ounces	4.73	-	0-12	8	-
Forwards (buy) floating(b)	7 475	-	000 ounces	-	-	0-12	-	-
Forwards (sell)	7 475	-	000 ounces	4.70	-	0-12	35	-
Forwards (sell) floating(b)	1 650	-	000 ounces	-	-	0-12	-	-
Petroleum
Forwards (buy)	8 668	-	000 barrels	25.45	-	0-12	221	-
Forwards (buy) floating (b)	8 690	-	000 barrels	-	-	0-12	-	-
Forwards (sell)	8 690	-	000 barrels	25.49	-	0-12	221	-
Forwards (sell) floating (b)	8 668	-	000 barrels	-	-	0-12	-	-
Energy Coal
Forwards (buy)	20 451	4 405	000 tonnes	34.49	30.58	0-12	705	135
	5 820	1 290	000 tonnes	36.32	31.20	13-24	211	40
	870	-	000 tonnes	35.88	-	25-48	31	-
Forwards (buy) floating (b)	23 515	8 630	000 tonnes	-	-	0-12	-	-
	7 035	3 480	000 tonnes	-	-	13-24	-	-
	735	150	000 tonnes	-	-	25-48	-	-
Forwards (sell)	23 515	8 630	000 tonnes	34.39	31.35	0-12	809	271
	7 035	3 480	000 tonnes	34.81	33.06	13-24	245	115
	735	150	000 tonnes	31.99	35.45	25-48	24	5
Forwards (sell) floating (b)	20 451	4 405	000 tonnes	-	-	0-12	-	-
	5 820	1 290	000 tonnes	-	-	13-24	-	-
	870	-	000 tonnes	-	-	25-48	-	-
Purchased calls	105	270	000 tonnes	33.71	34.00	0-12	4	9
	-	210	000 tonnes	-	33.71	13-24	-	7
Sold puts	270	150	000 tonnes	32.11	32.60	0-12	9	5
	-	150	000 tonnes	-	32.60	13-24	-	5
Sold calls	645	1 500	000 tonnes	33.83	34.01	0-12	22	51
	-	1 290	000 tonnes	-	34.05	13-24	-	44

	Volume		Units	Average price		Term to	Notional amount(a)
	2003	2002		2003	2002	maturity	2003	2002
BHP Billiton Group				US$	US$	(months)	US$M	US$M
Freight Transport and Logistics
Forwards (buy)	3 550	50	days	12 256	12 600	0-12	44	1
	1 104	100	days	10 417	12 600	13-24	12	1
Forwards (buy) floating (b)	3 499	-	days	-	-	0-12	-	-
	920	-	days	-	-	13-24	-	-
Forwards (sell)	3 499	-	days	11 791	-	0-12	41	-
	920	-	days	10 680	-	13-24	10	-
Forwards (sell) floating (b)	3 550	50	days	-	-	0-12	-	-
	1 104	100	days	-	-	13-24	-	-
Forwards (buy)	5 874	450	000 tonnes	8.77	7.12	0-12	52	3
	1 275	600	000 tonnes	6.63	7.34	13-24	8	4
	-	150	000 tonnes	-	8.00	25-48	-	1
Forwards (buy) floating (b)	4 974	450	000 tonnes	-	-	0-12	-	-
	1 200	450	000 tonnes	-	-	13-24	-	-
Forwards (sell)	4 974	450	000 tonnes	8.82	7.60	0-12	44	3
	1 200	450	000 tonnes	6.84	7.60	13-24	8	3
Forwards (sell) floating (b)	5 874	450	000 tonnes	-	-	0-12	-	-
	1 275	600	000 tonnes	-	-	13-24	-	-
	-	150	000 tonnes	-	-	25-48	-	-

(a) The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

(b) Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

Hedging of financial risks

Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

			Net gains/			Net gains/
	Gains	Losses	(losses)	Gains	Losses	(losses)
	2003	2003	2003	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains/(losses)	-	(175)	(175)	10	(615)	(605)
(Gains)/losses arising in previous years recognised in the year	-	139	139	(9)	327	318
Gains/(losses) arising in prior years and not recognised	-	(36)	(36)	1	(288)	(287)
Gains/(losses) arising in the year and not recognised	104	19	123	(1)	113	112
Closing balance unrecognised gains/(losses) (a)	104	(17)	87	-	(175)	(175)
of which:
Gains/(losses) expected to be recognised within one year	94	(16)	78	-	(139)	(139)
Gains/(losses) expected to be recognised after one year	10	(1)	9	-	(36)	(36)
	104	(17)	87	-	(175)	(175)

        (a)    Full recognition will not appear in the profit and loss account as US$56 million (2002: US$nil) will be capitalised into Fixed Assets.

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and exposures in relation to investments in overseas operations, and the movements therein are as follows:
	Forward	CCIRS	Interest	Finance	Forward	CCIRS	Interest	Finance
	currency	interest	rate	lease	currency	interest	rate	lease
	swaps	component	swaps	swap (a)	swaps	component	swaps	swap (a)
	2003	2003	2003	2003	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains	31	26	10	2	13	32	9	8
(Gains)/losses arising in previous years recognised in the year	(13)	(20)	-	1	(3)	(5)	-	(2)
Gains arising in prior years and not recognised	18	6	10	3	10	27	9	6
Gains/(losses) arising in the year and not recognised	(7)	30	31	(1)	21	(1)	1	(4)
Closing balance unrecognised gains	11	36	41	2	31	26	10	2
of which:
Gains expected to be recognised within one year	7	-	-	1	13	20	-	(1)
Gains expected to be recognised after one year	4	36	41	1	18	6	10	3
	11	36	41	2	31	26	10	2

(a)  Included within the book value of short-term and long-term liabilities are finance leases which have been swapped from a fixed interest rate to a floating interest rate and from a ten-year term to a five-year term. The book value of these leases is US$15 million (2002: US$26 million). The effect of the swap is to match the initial lease obligation by receiving payments over a ten-year period at a fixed rate and making payments on a floating rate over five years. For the purpose of the disclosures, the book value of the finance leases is shown as it would be excluding the effect of the finance lease swap .The fair value disclosures relate only to the swapped components and reflect the fact that the swap receivable is subject to a fixed rate.

Financial liabilities - interest rate and currency profile

Short-term creditors (other than short-term loans and derivative financial instruments) are excluded from the disclosures below.

The currency and interest rate profile of the financial liabilities of the BHP Billiton Group shown in the table below take into account interest rate and currency swaps:
	Fixed	Floating	Interest		Fixed	Floating	Interest
	rate	rate(a)	free	Total	rate	rate(a)	free	Total
	2003	2003	2003	2003	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Currency
US $	3 349	3 278	100	6 727	1 771	4 119	7	5 897
SA rand	146	456	38	640	136	219	23	378
Australian $	16	25	10	51	817	476	10	1 303
Canadian $	-	-	-	-	235	-	-	235
Other	15	8	-	23	454	71	-	525
	3 526	3 767	148	7 441	3 413	4 885	40	8 338

        (a)    The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

The weighted average interest rate of fixed rate liabilities and the weighted average maturity period of fixed rate and interest free liabilities respectively which are shown in the table below take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities.
			Weighted			Weighted
			average			average
		Weighted	period to		Weighted	period to
	Weighted	average	maturity of the	Weighted	average	maturity of the
	average fixed	period for which	interest free	average fixed	period for which	interest free
	interest rate	rate is fixed	liabilities	interest rate	rate is fixed	liabilities
	%	Years	Years	%	Years	Years
	2003	2003	2003	2002	2002	2002
Currency
US $	6.56	7	1	7.66	13	1
SA rand	12.39	5	13	12.52	6	13
Australian $	7.88	6	1	7.34	1	2
Canadian $	-	-	-	5.50	1	-
Other	7.43	9	-	7.47	3	-
	6.81	7	3	7.55	8	8

Financial assets - interest rate and currency profile

Short-term debtors which are not deemed financial instruments are excluded from the disclosures below.

The currency and interest rate profile of the BHP Billiton Group's financial assets is as follows:
			Non-				Non-
	Fixed	Floating	interest		Fixed	Floating	interest
	rate	rate(a)	bearing(b)	Total	rate	rate(a)	bearing(b)	Total
	2003	2003	2003	2003	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Currency
US $	27	1 578	385	1 990	20	1 747	587	2 354
SA rand	5	193	25	223	5	99	31	135
Australian $	23	14	203	240	44	66	142	252
Canadian $	2	144	-	146	-	1	-	1
Other	22	74	101	197	-	192	101	293
	79	2 003	714	2 796	69	2 105	861	3 035

(a) The floating rate financial assets earn interest at various rates set with reference to the prevailing LIBOR or equivalent.

(b) Included within the non-interest bearing category are fixed asset investments of US$123 million (2002: US$478 million), debtors deemed to be financial instruments of US$544 million (2002: US$379 million), loans to joint ventures and associates US$24 million (2002: US$nil) and other current asset investments of US$23 million (2002: US$4 million). Items included within this category, except for current asset investments, are generally intended to be held for periods greater than five years.

Liquidity exposures

The maturity profile of the Group's financial liabilities is as follows:

	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	creditors	Total
	2003	2003	2003	2003	2003
	US$M	US$M	US$M	US$M	US$M
In one year or less or on demand	1 032	4	-	-	1 036
In more than one year but not more than two years	663	49	-	106	818
In more than two years but not more than five years	2 142	-	450	4	2 596
In more than five years	2 984	-	-	7	2 991
	6 821	53	450	117	7 441
	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	creditors	Total
	2002	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M
In one year or less or on demand	2 785	2	-	-	2 787
In more than one year but not more than two years	127	33	150	14	324
In more than two years but not more than five years	3 000	-	300	3	3 303
In more than five years	1 924	-	-	-	1 924
	7 836	35	450	17	8 338
	2003	2002
	US$M	US$M
Loans falling due after more than five years are repayable as follows:
By instalments	529	400
Not by instalments	2 455	1 524
	2 984	1 924

The aggregate amount of loans repayable by instalments and for which at least one instalment falls due after five years is US$1 052 million (2002: US$652 million).

At 30 June 2003 borrowings of US$66 million (2002: US$180 million) and US$601 million (2002: US$447 million) due within and after more than one year respectively were secured by assets of the BHP Billiton Group.

Borrowing facilities

The maturity profile of the BHP Billiton Group's undrawn committed facilities is as follows:
	2003	2002
	US$M	US$M
Expiring in one year or less	1 250	1 250
Expiring in more than one year (a)	2 112	401
	3 362	1 651

(a) Included in this amount is Tranche B being US$1 250 million (2002: US$1 250 million) of the Group's US$2.5 billion syndicated multi-currency revolving credit facility which is used to support the commercial paper programs of the Group. The amount of commercial paper on issue at 30 June 2003 was US$138 million (2002: US$849 million).

None of the BHP Billiton Group's general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

Fair value of financial instruments

The following table presents the book values and fair values of the BHP Billiton Group's financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.

The fair value of the BHP Billiton Group's financial instruments is as follows:
	Book value	Fair value	Book value	Fair value
	2003	2003	2002	2002
	US$M	US$M	US$M	US$M
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group's operations
Short-term borrowings	(1 036)	(1 036)	(2 895)	(2 915)
Long-term borrowings and other creditors	(6 734)	(7 291)	(5 658)	(5 978)
Cross currency contracts
Principal	314	314	189	189
Interest rate	30	77	-	57
Finance lease swap	15	17	26	28
Interest rate swaps	7	48	-	10
Cash and money market deposits	1 552	1 552	1 499	1 499
Loans to joint ventures and associates	293	293	488	488
Current asset investments	143	143	117	117
Fixed asset investments (excluding investment in own shares)	148	153	496	516
Investment in exploration companies (refer note 15)	-	11	-	11
Other debtors to be settled in cash	604	604	435	413
Forward foreign currency contracts	19	19	-	-
Derivative financial instruments held to hedge the BHP Billiton Group's exposure on expected future sales and capital and operating purchases
Forward commodity contracts	-	(8)	-	(2)
Forward foreign currency contracts	-	95	-	(173)
	(4 645)	(5 009)	(5 303)	(5 740)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges.

30 Related parties

BHP Billiton Group companies have trading relationships with a number of joint ventures and associates of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2003, sales made by BHP Billiton Group entities to such joint ventures and associates amounted to US$32 million (2002: US$240 million) and purchases amounted to US$2 million (2002: US$3 million).

Amounts owing between the BHP Billiton Group and joint ventures and associates are disclosed in note 15.

All transactions with joint ventures and associates are conducted in the normal course of business and under normal commercial terms and conditions.

In 2001, two Directors, Mr Gilbertson (resigned 5 January 2003) and Mr Davis (resigned 29 June 2001), were granted options to purchase properties owned by the BHP Billiton Group, which they occupied rent free, at open market value at the time of exercise of the options. The properties were purchased in 2002.

Following the termination of his employment on 1 July 2002, Mr Anderson entered into a consultancy arrangement with BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr Anderson received a total fee in 2003 of US$104 739 under this arrangement.

Share transactions with Directors and Director-related entities

The current Chief Executive Officer, C W Goodyear, was conditionally awarded 180 154 ordinary shares in BHP Billiton Limited under the Group Incentive Scheme during the year ended 30 June 2003 (2002: nil).

On 23 May 2003, agreement was reached with former Chief Executive B P Gilbertson regarding the terms of termination of his employment with the Group, some two and a half years earlier than the date provided under his contracts. Mr Gilbertson was a participant in the Group's employee share plans. None of the entitlements under those plans that had been granted to him but that had not vested at the date of his termination were transferred. Rather, the entitlements were scaled back to reflect the period of his employment. Mr Gilbertson continues to hold the scaled back entitlements but they remain subject to the same conditions that applied on grant, where pre-determined performance hurdles must be satisfied. Those hurdles will be measured at the same time and in the same manner as for other participants. The number of shares Mr Gilbertson has retained an entitlement to is 228 675 (comprising 63 159 Performance Shares under the Group Incentive Scheme, 123 218 shares under the Restricted Share Scheme and 42 298 shares under the Co-Investment Plan). The number, if any, that might ultimately vest will remain dependent on satisfaction of the performance hurdles.

The former Managing Director and Chief Executive Officer, P M Anderson received 374 693 ordinary shares in BHP Billiton Limited during the year ended 30 June 2002 on exercise of Performance Rights.

Refer to the Directors' Report for further details in relation to Directors' share interests. In addition, relatives of M A Chaney own 3 914 (2002: 3 914) fully paid ordinary shares and relatives of the current Chief Executive Officer C W Goodyear own 3 671 (2002: 3 671) American Depositary Shares (ADS). Each ADS represents two fully paid ordinary shares.

Other Director transactions with BHP Billiton Group entities

Where the Director was an employee of the BHP Billiton Group, transactions include:

  reimbursement of transfer expenses;
  minor purchases of products and stores; and
  insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton Plc hold or have held positions in other companies, where it may be said they control or significantly influence the financial or operating policies of these entities. Accordingly, the following entities are considered to be Director-related entities:
Director of BHP Billiton Plc	Director-related entity	Position held in Director-related entity
M A Chaney	Wesfarmers (Group) Limited	Managing Director
D A Jenkins	Chartwood Resources Ltd	Chairman and Managing Director
B D Romeril (a)	Xerox Corporation	Chief Financial Officer

(a) B D Romeril retired as Chief Financial Officer of Xerox Corporation on 31 December 2001.

Transactions between the BHP Billiton Group and these Director-related entities are detailed below:

  The Wesfarmers Group received US$5.015 million during the year ended 30 June 2003 (2002: US$22.287 million) for products and services provided to the BHP Billiton Group. The Wesfarmers Group paid US$nil (2002: US$5.052 million) to the BHP Billiton Group for various products.
  Xerox Corporation received US$1.831 million during the year ended 30 June 2002 for products and services provided to the BHP Billiton Group. At 30 June 2002 outstanding amounts due to the Xerox Corporation were US$0.619 million.

31 Contingent liabilities
	2003	2002
	US$M(c)	US$M(c)
Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from:
Joint ventures and proportionally included joint arrangements (unsecured)
Other (b)	174	165
	174	165
Subsidiary undertakings (unsecured, including guarantees)
Group guarantees of borrowings of joint ventures and associates	398	429
Bank guarantees (a)	-	-
Performance guarantees (a)	70	72
Letter of credit	2	3
Other (b)	131	138
	601	642
Total contingent liabilities	775	807

(a) The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

(b) Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out below and in note 21.

(c) For US GAAP reporting purposes, the Group is required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible, and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group guarantees of borrowings of joint ventures and associates of US$47 million (2002: US$21 million), US$45 million (2002: US$25 million) in performance guarantees and US$198 million (2002: US$43 million) in other for which provisions have been included in the Group accounts.

Significant guarantees

The following outlines the details of significant guarantees provided by the BHP Billiton Group at 30 June 2003 and included in the table above where appropriate.
Name	Approximate term of the guarantee and maximum exposure	Details on how the guarantee arose	Events or circumstances that require BHP Billiton to perform under the terms of the guarantee
Bank guarantees of joint ventures and associates
Antamina SA Senior Debt

US$398 million (2002: US$423 million) is included as the Group's guarantees of borrowings of joint ventures and associates relating to its 33.75% share of Antamina SA's senior debt. The Group's maximum exposure in relation to this debt is US$445 million (2002: US$445 million).Following the satisfaction of several pre-agreed completion tests, the guarantee terminated on 1 July 2003.

Rio Algom, a wholly-owned subsidiary of the BHP Billiton Group, provided a several pre-completion guarantee of its share of Antamina SA's project financing senior debt.
Other - Bank guarantees
Workcover bank guarantees

The term of these guarantees are ongoing as they cover all current and long tail liability claims associated with former Steel businesses and continuing BHP Billiton businesses.

Bank guarantees of US$44 million (2002: US$nil) in relation to workcover are indemnified in full by BHP Steel.

These guarantees predominantly relate to guarantees in favour of workcover authorities in various States throughout Australia. Each State's workcover authority requires that a self-insurer put in place guarantees equivalent to the actuarially assessed potential liability.

Failure to meet the financial obligations required under each State's relevant Workcover Act. BHP Steel has indemnified the BHP Billiton Group for any liabilities or loss arising out of or in connection with such guarantees related to BHP Steel. Due to the indemnification provided by BHP Steel the Group considers the risk of transfer of economic benefit to be remote and has therefore not included them in the table above.

Other - Performance guarantees
Mozal SARL gurantees

Following the satisfaction of several pre-agreed completion tests expected to occur between December 2003 and May 2004, the guarantees will terminate.

The project is progressing on schedule with full production estimated to occur by December 2003.

The estimated maximum exposure for this guarantee is US$45 million (2002: US$25 million) based on the incremental obligation between the Group's ownership interest and the guaranteed amount.

The guarantee arose as part of the funding arrangements for Mozal I. The period of the guarantee was extended as a result of the Mozal II expansion project.

The Group has an obligation to provide funding

to Mozal SARL for any deficiencies arising for the following three reasons:
  50% of any cash shortfalls to meet the financial obligations of Mozal SARL;
  49% of any financing shortfalls where funds have not been provided under the financial plan for the Mozal II expansion; and
   49% of any cost overruns in excess of the projected cost set out in the financial plan for the Mozal II expansion.

Charter guarantees of ocean-going transportation vessels

The guarantees extend over a charter period of 15 years.

The maximum exposures under these guarantees is US$59 million (2002: US$54 million) but reduces over time as the time charter obligations are met.

		The Group has guaranteed the time charter obligations for ocean-going transportation vessels entered into by parties related to the Group.	These guarantees would be called should the related party fail to honour their obligations under the time charter arrangements.

Current litigation

Ok Tedi Mining Limited

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited (OTML) entered into a Settlement Agreement.

The principal terms of the agreement included the following:

  Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.
  BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent inquiry or review to be conducted by the State ('the tailings option') providing BHP Billiton Limited bona fide considers that option to be economically and technically feasible.
  BHP Billiton Limited's commitment to implement the tailings option is subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action, Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the Settlement Agreement. Both actions seek specific performance of the Settlement Agreement and/or an injunction to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. BHP Billiton and OTML deny that there has been any recommendations regarding a tailings option by an independent inquiry conducted by the State. OTML and BHP Billiton Limited also assert that there has been no breach of the Settlement Agreement and are defending the claims.

BHP Billiton Limited transferred its entire shareholding in OTML to PNG Sustainable Development Program Limited ('Program Company') in February 2002, completing BHP Billiton Limited's withdrawal from the Ok Tedi copper mine. The Program Company operates for the benefit of the Papua New Guinean people.

Legal arrangements for the withdrawal encompass a series of legal releases, indemnities and warranties that safeguard BHP Billiton's interests following its exit from OTML.

The Victorian Supreme Court litigation continues, with substantially amended pleadings. The Court has set out a detailed timetable for further steps, including witness statements, leading to compulsory mediation and, if necessary, trial in mid-2004.

No amounts have been included in contingent liabilities in respect of this item of litigation.

Bass Strait - Longford

Following the 25 September 1998 explosion and fire at Longford, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together the 'Applicants'). On 12 April 2001, the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd ('Esso'). Esso has joined the State of Victoria and various entities associated with the State (together the 'State Entities' ) as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, following hearing of the claim against Esso the State Entities may join BHP Billiton Petroleum (Bass Strait) Pty Ltd (BHPBP) as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPBP.

In addition to BHPBP's potential liability to the State Entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHPBP as a 50 per cent joint venturer for certain categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHPBP may have rights against Esso as operator in relation to losses and costs BHPBP has incurred in relation to the incident, including under the cross claim by the State Entities.

On 20 February 2003, the Victorian Supreme Court found that Esso is not liable for economic loss. The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. The quantum of these losses is unknown. The Court set a date of 1 September 2003 for lodgement of particulars of all claims. Resolution of claims is likely to continue into 2004.

Over the next few months the Court will also consider questions of appeal, and whether claims against the State and BHPBP should proceed.

No amounts have been included in contingent liabilities in respect of this item of litigation.

32 BHP Billiton Plc (unconsolidated parent company)

BHP Billiton Plc (the parent company) is exempt from presenting its own profit and loss account in accordance with s230 of the Companies Act 1985. BHP Billiton Plc is required to present its unconsolidated balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2003 and 2002 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet
BHP Billiton Plc
2003	2002
US$M	US$M
Fixed assets
Investments
Subsidiaries	3 030	3 030
	3 030	3 030
Current assets
Debtors - amounts due within one year (a)	318	97
Cash including money market deposits	1	-
	319	97
Creditors - amounts falling due within one year (b)	(950)	(613)
Net current liabilities	(631)	(516)
Total assets less current liabilities	2 399	2 514
Provisions for liabilities and charges (c)	(44)	(10)
Net assets	2 355	2 504
Capital and reserves
Called up share capital - BHP Billiton Plc (refer note 22)	1 234	1 160
Share premium account (d)	518	592
Profit and loss account (d)	603	752
Equity shareholders' funds (e)	2 355	2 504

The BHP Billiton Plc unconsolidated parent company financial statements were approved by the Board of Directors on 9 September 2003 and signed on its behalf by:

Don Argus                     Charles Goodyear
Chairman                        Chief Executive Officer

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a) Debtors - amounts due within one year
	BHP Billiton Plc
	2003	2002
	US$M	US$M
Amounts owed by Group undertakings	300	84
Other debtors	4	-
Tax recoverable	14	13
	318	97

(b) Creditors - amounts falling due within one year
	BHP Billiton Plc
	2003	2002
	US$M	US$M
Bank overdraft	100	_
Amounts owed to Group undertakings	656	456
Accruals and deferred income	9	6
Dividends payable	185	151
	950	613

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was US$66 000 (2002: US$15 000). This has been included within amounts owed to Group undertakings

(c) Provisions for liabilities and charges
	BHP Billiton Plc
	2003	2002
	US$M	US$M
Employee entitlements	41	6
Restructuring	2	3
Post-retirement medical benefits	1	1
	44	10

The movement in employee entitlements of US$35 million represents US$49 million which has been charged to the profit and loss account for salaries, bonuses, share awards and pension costs, less US$14 million in payments made during the year

(d) Reserves
	BHP Billiton Plc		BHP Billiton Plc
	Share	Profit	Share	Profit
	premium	& loss	premium	& loss
	account	account	account	account
	2003	2003	2002	2002
	US$M	US$M	US$M	US$M
At beginning of the financial year	592	752	592	1 125
Retained loss for the financial year	-	(149)	-	(373)
Bonus shares issued	(74)	-	-	-
At end of the financial year	518	603	592	752

Upon the demerger of the BHP Steel business in July 2002 bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(e) Reconciliation of movements in shareholders' funds
	BHP Billiton Plc
	2003	2002
	US$M	US$M
Profit/(loss) for the financial year	209	(72)
Total recognised gains and losses	209	(72)
Dividends	(358)	(301)
Net movement in shareholders' funds	(149)	(373)
Shareholders' funds at beginning of the financial year	2 504	2 877
Shareholders' funds at end of the financial year	2 355	2 504

Parent company guarantees

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2003 such facilities totalled US$1 016 million (2002: US$614 million) of which US$816 million (2002: US$258 million) was drawn.

Under the terms of a deed poll guarantee BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Ltd. At 30 June 2003 the guaranteed liabilities amounted to US$3 737 million (2002: US$4 345 million).

BHP Billiton Plc and BHP Billiton Limited have severally, fully and unconditionally guaranteed the payment of the principal of, premium, if any, and interest on the notes including certain additional amounts which may be payable in respect of the notes issued by BHP Billiton Finance (USA) Ltd on 17 April 2003. BHP Billiton Plc and BHP Billiton Limited have guaranteed the payment of such amount when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. At 30 June 2003 the guaranteed liabilities amounted to US$850 million.

End of part 2 of 3

__________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 September 2003